Cephalon® Inc



L E A D I N G   T H E   W A Y

2001 ANNUAL REPORT



Cephalon is moving rapidly ahead on clear paths of growth, profitability, innovation and success. We are creating opportunities and mapping a distinct journey. The path we took in 2001 led us to outstanding achievements in the biopharmaceutical industry, and it will lead us to greater successes in the years ahead.

ON THE PATH OF SUCCESS



A BANNER YEAR

Achieved the first profitable[1] year from operations in the history of our company, driven by product sales of $226 million in 2001

Attained profitability just three years after launching our first product, PROVIGIL® (modafinil) tablets [C-IV], in February 1999

Increased total prescriptions in 2001 for our three key products, PROVIGIL, ACTIQ® (oral transmucosal fentanyl citrate) [C-II] and GABITRIL® (tiagabine hydrochloride), by 98 percent, 180 percent and 43 percent respectively over the previous year

Consolidated the worldwide rights to our flagship product, PROVIGIL, adding nearly 500 employees and more than a dozen drugs to our portfolio by purchasing the French pharmaceutical company Laboratoire L. Lafon

Earned a position in the Nasdaq-100 Index. This recognizes our ascent as one of the 100 largest non-financial companies listed on the Nasdaq National Market tier of The Nasdaq Stock Market

Established a partnership with Sanofi-Synthélabo to co-develop and co-market angiogenesis inhibitors for oncology that are based upon our proprietary kinase inhibitor technology

Increased product sales from PROVIGIL by 108 percent over the previous year and ACTIQ by 238 percent over the previous year

Surpassed 1 million filled prescriptions for PROVIGIL

Reported positive results from the largest clinical trial using PROVIGIL as treatment for excessive sleepiness associated with obstructive sleep apnea. The results demonstrate significant improvement in daytime wakefulness among patients who suffer from this nighttime breathing disorder

Earned recognition for PROVIGIL from the American Academy of Sleep Medicine as a standard for the treatment of excessive daytime sleepiness associated with narcolepsy

Received marketing authorization for ACTIQ in 16 European countries via the European Union's Mutual Recognition Procedure

Manufactured the 1 millionth unit of ACTIQ at our Salt Lake City facilities for export to Europe

Marketed GABITRIL as the first commercially available SGRI (selective GABA reuptake inhibitor)

[1] Cephalon reported diluted earnings per share of $0.19 for the year 2001 before certain charges and extraordinary items. Please see the selected consolidated financial data beginning on page [illegible] of this report for a complete summary of our financial results. All references to profitability herein should be considered in the context of these results.


2001 (numbers in millions)
TOTAL REVENUE
$300
$250
$200
$150
$100
$50
$0
1998
1999
2000
2001


2001 (numbers in millions)
SALES AND MARKETING INVESTMENTS
$80
$70
$60
$50
$40
$30
$20
$10
$0
1998
1999
2000
2001


2001 (numbers in millions)
R & D INVESTMENTS
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
1998
1999
2000
2001

A Year of Achievements


Yearly Prescription Growth
GABITRIL
250,000
200,000
150,000
100,000
50,000
0
1999
2000
2001


Yearly Prescription Growth
ACTIQ
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1999
2000
2001


Yearly Prescription Growth
PROVIGIL
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
1999
2000
2001



TO OUR SHAREHOLDERS

Two thousand one was a breakthrough year for Cephalon as we achieved profitability for the first time in our brief history. When we started the company in 1987, we had a vision to build an integrated biopharmaceutical company with a presence in the major markets of the world. We envisioned a company with operations that could fuel both top- and bottom-line growth. We also were realistic, recognizing that the drug development business is a risky one where some programs would succeed and others would fail.

Our strategy was to build a company that could sustain growth, regardless of the success or failure of any individual product. We were successful over the years at managing the risks inherent in our business and at building a team of employees and managers who are very skilled at executing a strategic business plan. In 2001, we realized this vision thanks to the dedication and commitment of hundreds of individuals. However, as rewarding as the past year's performance and growth have been, we regard our accomplishments as only the beginning.

Our success in 2001 was demonstrated in many ways, as we achieved every major objective set before us. Product sales in 2001 were more than double those of 2000 due to dramatic growth in prescriptions for our three key products. We made strategic moves to strengthen our PROVIGIL franchise and GABITRIL business with two separate international acquisitions. We established a significant foothold in Europe with the acquisition of Laboratoire L. Lafon. In R&D, our work on kinase inhibitors continues to lead the field, and our three primary compounds in development, CEP-701, CEP-7055 and CEP-1347, continued to advance in the clinic. We set aggressive objectives, recruited top talent into the organization, expanded our sales teams, and trained and challenged our employees.

Clearly, 2001 was our best year ever.

FRONT

J. Kevin Buchi
Senior Vice President &
Chief Financial Officer

Frank Baldino, Jr., Ph.D.
Chairman & Chief Executive Officer

Peter E. Grebow, Ph.D.
Senior Vice President,
Business Development

Robert P. Roche, Jr.
Senior Vice President,
Pharmaceutical Operations

BACK

John E. Osborn, Esq.
Senior Vice President,
General Counsel & Secretary

Carl A. Savini
Senior Vice President,
Human Resources

Paul Blake, MB, FRCP, FCP, FFPM
Senior Vice President, Clinical Research
& Regulatory Affairs

Jeffry L. Vaught, Ph.D.
Senior Vice President & President,
Research & Development

STRONG PRODUCT PERFORMANCE

Achieving profitability from operations puts Cephalon in an elite group of biotech companies. We invested early both in the science of molecular biology and in building a sophisticated marketing and sales team. These dual strategic pursuits of innovative science and product commercialization drew attention from partners whose pharmaceutical compounds we either sold ourselves or co-promoted, first in the United States and later in Europe. While waiting for our pipeline to mature, we made ever-larger investments to develop commercial products and to broaden their markets. We launched PROVIGIL in 1999, and by the end of 2001 we had built a profitable, high-growth pharmaceutical business.

To continue building the business, our challenge is to mitigate the time and risk involved in drug discovery and development with aggressive acquisitions and commercialization strategies. Profitability provides Cephalon with the ability to explore new therapeutic indications and identify and develop new markets. It also provides cash flow to fund R&D and to support clinical development, rather than relying solely on the capital markets for funding. In our view, this strategy is the most appropriate use of Cephalon's resources today.

Our primary goal is to continue to maximize the extraordinary growth of PROVIGIL, ACTIQ and GABITRIL sales. These opportunities are especially exciting because they also present the greatest potential for near-term reward for our shareholders. The results inure not only to investors but also may positively impact the quality of life for thousands of patients.

Our lead product, PROVIGIL, is an example of our strategy in action. The drug currently is indicated for treatment of excessive daytime sleepiness associated with narcolepsy. Given its favorable safety profile and proven record of successful clinical use, many U.S. physicians also are prescribing PROVIGIL for treatment of excessive sleepiness and fatigue associated with a number of other clinical disorders. In fact, clinical experience by physicians continues to illuminate potential new therapeutic areas and is helping us set the direction for future clinical work with the drug.

With approximately 40 million Americans suffering from sleepiness associated with an array of clinical disorders, we believe that a broader label for PROVIGIL would permit access to a larger number of patients and lead to a significant expansion of the market. Our emphasis in 2002 is to complete the work required to file for an expansion of the PROVIGIL label in the United States. We have successfully completed clinical studies in narcolepsy and in obstructive sleep apnea, and we are conducting what we believe is a final study in shift work sleep disorder that we plan to complete later this year. If this shift work sleep disorder study is successful, we plan to file a Supplemental New Drug Application with the U.S. Food and Drug Administration at year-end 2002.

As successful as PROVIGIL has been for the company, sales growth of ACTIQ also was impressive, tripling in 2001 compared to the previous year. ACTIQ is a great example of an investment in an under-valued product that has paid off handsomely for Cephalon. We obtained ACTIQ through our acquisition of Anesta Corp. in October 2000. We immediately redefined and broadened the universe of prescribing physicians to include pain care specialists, and we developed a new marketing strategy and sales team targeted at these high-potential prescribers. As a result, we have transformed a small niche product into a business that will approach an estimated $85 million to $90 million in sales in 2002.

This is another example of the excellent results we have come to expect from our outstanding commercial team. With only about 12,000 to 15,000 patients using ACTIQ today, we believe that we are just beginning to penetrate the breakthrough cancer pain market.

Our third key product, GABITRIL, is another exciting opportunity to drive sales growth. GABITRIL prescriptions were up 43 percent in 2001 compared to the previous year and continue to grow steadily. The drug is indicated for treatment of partial seizures associated with epilepsy, but based on its unique mechanism of action, we believe it may have utility in treating a number of other neurological and psychiatric disorders as well as neuropathic pain. This year we have embarked on a comprehensive clinical program to define the drug's potential application in new therapeutic areas including generalized anxiety disorder and neuropathic pain. Should the drug prove successful in treating any of these other disorders, it would represent another large market opportunity.

Strong sales of PROVIGIL, ACTIQ and GABITRIL enabled us to distinguish Cephalon among its biotechnology peers in 2001. What is most exciting, however, is that we have attained profitability while these three key products are in their early stages of growth. This bodes well for Cephalon as we work to develop the full potential of these products in the years to come.

ADVANCING SCIENTIFIC INNOVATION

Our goal in research and development has been nothing short of finding compounds and developing products that will change the course of human disease. Our primary R&D focus has evolved over the years to the science of kinase inhibitors where we have built an extensive library of proprietary compounds, three of which are currently in human clinical trials. We have had great success in identifying kinase targets that may be involved in human disease and in synthesizing selective and potent inhibitors of these targets.

Our science is widely published and internationally recognized. We have worked with many of the world's leading medical centers including Duke University, Johns Hopkins School of Medicine, Harvard Medical School, Washington University and the Karolinska Institute in Sweden. Our kinase library has broad utility across a variety of potential therapeutic targets in addition to neuroscience and oncology. These kinase inhibitors have become the basis for a very productive collaboration with Johnson & Johnson Pharmaceutical Research & Development for the discovery of products that may be useful in areas beyond our current therapeutic focus.

Clearly, innovative R&D remains a high-risk proposition, and creating partnerships is one way to mitigate a portion of that risk. By leveraging the expertise of quality partners – such as H. Lundbeck A/S and Sanofi-Synthélabo – we have enhanced the likelihood that the opportunities in our pipeline will lead to successful products. Various clinical trials with CEP-701, CEP-7055 and CEP-1347 will be initiated or completed in 2002. Like you, we are eager to obtain the results.

EXPANDING GROWTH OPPORTUNITIES

Innovation takes place at every level in our business, not just in R&D or in commercial operations but also in the discipline of mergers and acquisitions. One measure of our M&A success today is that each of our past acquisitions has become rapidly accretive to Cephalon's earnings.

Our M&A strategy is to find growth products that are under-valued in today's market and acquire and commercialize them. We executed that strategy successfully in 2001 as we negotiated the acquisition of worldwide rights to GABITRIL and completed the acquisition of the French pharmaceutical company Laboratoire L. Lafon. Both acquisitions will be accretive to earnings in 2002.

The acquisition of Lafon provided us with an important benefit by significantly improving the gross margin of PROVIGIL. This will become even more meaningful to earnings in the future as PROVIGIL sales continue to grow. In addition, we added a successful French pharmaceutical business, a portfolio of products, an experienced sales team, and manufacturing capability that will support our U.S. and European business in the years ahead.

Our initial foray into Europe began in 1994. Our mission then was a simple one. We sought to better understand the European markets we intended to serve and the unique cultural requirements needed to succeed. We started small, with modest sales and infrastructure in France, Germany, Austria, Switzerland and the United Kingdom. We have come a long way since the early years, and we have built a profitable European business.

Now, with the addition of international rights to GABITRIL and the acquisition of Lafon, we have a product portfolio and infrastructure that allows us to capitalize on other European opportunities and to grow product sales. We remain opportunistic, looking for promising products and companies that can augment our portfolio or extend our global reach or do both.

A PROMISING FUTURE

There has been tremendous investment in biotech over the past two decades, and the industry has responded by commercializing many innovative products. Cephalon's performance over the past few years is reminiscent of the paths forged by the pioneering companies in our industry. By example, Cephalon now is leading the way for the next generation to follow. Our plan is to leverage all of our resources and the experience that we have gained and create an even stronger global biopharmaceutical company.

We have been touched by many testimonials from patients describing how our products have meaningfully improved their lives. We hear from people who were excessively sleepy and severely fatigued who now, for the first time in years, are able to enjoy their families, remain gainfully employed and reach their full potential. That is what we set out to do when we started the company, and we are overwhelmed by the impact of our efforts.

Of which accomplishments are we most proud? We are most proud that our products improve the quality of life for many patients, that we are rewarding investors and that we are providing great jobs that empower employees.

We appreciate the support and encouragement of our many shareholders over the years, and we thank you for your continuing commitment to our company.

Frank Baldino, Jr., Ph.D
Chairman & Chief Executive Officer





Rapid Growth

Product growth | Broader therapeutic applications | New market opportunities | Improving patients' lives


PROVIGIL®

CURRENT POSITION

PROVIGIL is approved for marketing in North America and throughout Europe as a treatment for excessive daytime sleepiness associated with narcolepsy.

The American Academy of Sleep Medicine recognizes the drug as a standard for the treatment of excessive daytime sleepiness associated with narcolepsy.

In the United States, physicians wrote approximately 685,000 PROVIGIL prescriptions in 2001, a 98 percent increase over the previous year.

THE OPPORTUNITY

We are in the early stages of growth for this unique wake-promoting agent. The U.S. National Sleep Foundation estimates that there are approximately 40 million Americans who suffer from excessive sleepiness associated with a clinical disorder, and we believe that many of them may be candidates for PROVIGIL.

Physician confidence in PROVIGIL is demonstrated by their prescribing activity and the studies they are conducting. It is widely recognized that when physicians in the United States become comfortable with the safety and efficacy of a drug, they often pioneer new uses for the product through their clinical research efforts. Physicians who are conducting small clinical studies are sharing their knowledge about the broader utility of PROVIGIL. In addition, U.S. physicians may prescribe PROVIGIL to treat the symptoms of excessive sleepiness and fatigue associated with a number of other clinical disorders. We continue to use these clinical data and physician experiences as input to help guide the direction of our own clinical work. This clinical experience with PROVIGIL points to an expanding variety of potential therapeutic targets.

We believe our clinical research program will demonstrate the safety and effectiveness of PROVIGIL in the treatment of symptoms of excessive sleepiness and fatigue in additional disease states in the years ahead.

THE GOAL, 2002

Continue broad clinical research to demonstrate the effectiveness of PROVIGIL in treating the symptoms of excessive sleepiness and fatigue associated with a variety of diseases.

Complete our shift work sleep disorder clinical trial and submit a Supplemental New Drug Application (sNDA) to the U.S. Food and Drug Administration seeking to expand the label of PROVIGIL to treat the symptom of excessive sleepiness beyond narcolepsy.

Use our clinical data to support opportunities to broaden the PROVIGIL label in Europe.

Improve the quality of life in people who have disorders where excessive sleepiness is a major symptom.

Sleepiness and Fatigue Market Opportunity

Numbers in Millions


16
14
12
10
8
6
4
2
0
Patients
Parkinson's Disease
Depression-Related
OSA
SWSD

OSA - Obstructive Sleep Apnea
SWSD - Shift Work Sleep Disorder


200 mg
Cephalon

PROVIGIL (modafinil) Tablets [C-IV]

PROVIGIL is a drug that can produce life-changing and life-enhancing benefits for patients with excessive daytime sleepiness associated with narcolepsy. PROVIGIL is a unique therapy that promotes daytime wakefulness without affecting nighttime sleep. It enables patients to feel awake and alert and has a proven record of successful clinical use in tens of thousands of patients in the United States and Europe over the past several years.

FACT

In 2001, PROVIGIL surpassed 1 million filled prescriptions.

Sales of PROVIGIL grew to $150 million in 2001, a 108% increase over 2000.


ACTIQ®

CURRENT POSITION

ACTIQ is the first and only product specifically approved for marketing to treat breakthrough cancer pain – a sporadic and sudden flare of severe pain that "breaks through" the pain relief provided by chronic pain medication. The drug also is approved for the same indication in 16 European countries, including the United Kingdom and France.

ACTIQ utilizes our patented oral transmucosal delivery system (OTS™). Taking the form of a lozenge on a handle, ACTIQ is rubbed by the patient on the inside of the cheek, permitting rapid absorption of the active ingredient fentanyl citrate, a potent and effective pain-relieving medication. The ease of use and convenience of ACTIQ provides patients with the ability to effectively manage their own pain and dramatically improve their quality of life.

Physicians wrote approximately 74,000 ACTIQ prescriptions in 2001, a 180 percent increase over the previous year.

THE OPPORTUNITY

In the United States alone, there are approximately 800,000 people suffering from breakthrough cancer pain. Although the number of ACTIQ prescriptions has risen dramatically, our market penetration into this patient group is still very low.

Since Cephalon acquired ACTIQ in October 2000, we significantly improved sales by broadening the target audience to include anesthesiologists and pain specialists. We believe the number of prescriptions will continue to grow as we continue to educate the prescribing population on the great benefits of ACTIQ.

The significant increase in prescriptions in 2001 suggests that ACTIQ has great potential. The active ingredient in ACTIQ has been used in many opioid-tolerant patients. In 2001, we saw growing awareness of the importance of this pain control medicine as physicians increasingly prescribed ACTIQ as a pain therapy.

THE GOAL, 2002

Our goals are to establish ACTIQ as the ideal first-line therapy for breakthrough cancer pain, continue to enhance physician awareness of the product's key features, and educate physicians on its proper use. We must deliver these messages consistently and drive ACTIQ's use among target audiences, including anesthesiologists, pain specialists and oncologists.

Our results since acquiring this product have been exceptional. We believe that ACTIQ presents an even larger market opportunity as additional patients benefit from its unique pain control characteristics.

ACTIQ Prescription Growth by Specialty Group


6,000
5,000
4,000
3,000
2,000
1,000
0
Prescriptions
ACTIQ relaunch
Feb 00
Apr 00
Jun 00
Aug 00
Oct 00
Dec 00
Feb 01
Apr 01
Jun 01
Aug 01
Oct 01
Dec 01
Pain Care Specialists
Oncologists



A C T I Q (oral transmucosal fentanyl citrate) [C-II]

Effective relief of breakthrough cancer pain can improve patient functionality and quality of life. Due to its unpredictability, rapid onset and severity, breakthrough pain can be difficult to treat. With its unique delivery system, ACTIQ provides a powerful pain medication that is rapidly absorbed into the blood to provide patient pain relief. The convenient, easy-to-use analgesic lozenge on a handle is rubbed by the patient on the inside of the cheek when needed, providing personal control over pain symptoms.

FACT

ACTIQ permits rapid absorption into the blood of a potent and effective pain-relieving medication.

Sales of ACTIQ grew to $51 million in 2001, a 238% increase over 2000.

Product growth | Broader therapeutic applications | New market opportunities | Improving patients' lives


GABITRIL®

CURRENT POSITION

GABITRIL is the first and only selective GABA reuptake inhibitor (SGRI) on the market.

GABITRIL is approved for marketing throughout the world for the treatment of partial seizures associated with epilepsy. The drug has a proven record of successful clinical use and can be prescribed in combination with many other medications due to its low potential for drug interactions.

U.S. physicians wrote approximately 208,000 GABITRIL prescriptions in 2001, a 43 percent increase over the previous year.

GABA-Related Disorders Market Opportunity
Numbers in Millions


16
14
12
10
8
6
4
2
0
Patients
GAD
PTSD
Panic Disorder
Bipolar Disorder
Neuropathic Pain
Social Phobia

GAD - Generalized Anxiety Disorder
PTSD - Post Traumatic Stress Disorder

THE OPPORTUNITY

Partial seizures affect 50-70 percent of the 2.3 million Americans who have epilepsy, a disease that is diagnosed in more than 140,000 new patients in the United States each year.

Known to be the most important inhibitory neurotransmitter in the central nervous system, GABA is distributed through all regions of the brain and has an effect on seizures, emotion, mood, thinking, memory, depression and pain. Because GABITRIL works selectively on the GABA system, it offers potential opportunity in treating other disorders caused by low GABA levels such as those related to anxiety and neuropathic pain.

There have been preclinical studies and several independent case series reports showing positive results with GABITRIL in treating a number of these psychiatric disorders. Reports by prescribing physicians were the impetus for Cephalon to initiate clinical trials in these new therapeutic areas.

THE GOAL, 2002

Complete our comprehensive clinical program in 2002 to define the drug's utility as a possible treatment for generalized anxiety disorder and neuropathic pain.

Continue to increase sales by strengthening the awareness of GABITRIL as the only approved SGRI, and work to improve physicians' understanding of GABA.


GABITRIL®
12 mg

GABITRIL (tiagabine hydrochloride)

With its novel mechanism of action, GABITRIL is the only commercially available SGRI. It enhances the activity of GABA (gamma-amino butyric acid) by blocking its reuptake. GABITRIL has a proven record of successful clinical use, which makes it a very attractive product for physicians to prescribe.

Clinical studies in the areas of anxiety disorder and neuropathic pain are underway. If the clinical trials are successful, these new therapeutic areas represent large market opportunities for GABITRIL.

FACT

GABITRIL is the first and only selective GABA reuptake inhibitor (SGRI) on the market.

GABITRIL *prescriptions grew by* 43% over 2000.


Accelerating
Profitability



| PROVIGIL, ACTIQ and GABITRIL drive profitability |


Accelerating
Profitability

In 2001, Cephalon achieved profitability for the first time in its history. We are proud of the people and the products that made this achievement possible. By adhering to our growth strategy, we are poised to continue on this path of profitability for the foreseeable future.

Several facts make this achievement notable. First, profitability is not easily attained. There are approximately 1,200 biotech companies, but only about two dozen have achieved profitability. Second, our profitability is based upon product sales. Few other biotech companies have achieved profitability from product sales. Third, we attained this goal in less than three years since the launch of PROVIGIL in February 1999. Fourth, all three of our key products, PROVIGIL, ACTIQ and GABITRIL, are still in their early stages of growth. This presents us with an excellent opportunity to develop the full potential of these products and drive earnings growth for many years to come.

Cephalon has taken a different path than most biotech companies. We have not relied on a single technology or a single product. We invested early in developing a sophisticated marketing organization and experienced specialty sales teams in neurology and oncology. This investment enabled us to build a successful business based upon product sales, and we now let profitability fund our innovative science.

Investors demand and reward innovation and a high level of sales and earnings growth. The companies that achieve profitability driven by product sales are on a path of success that is less affected by the vagaries of the market, and have greater control over their future. Cephalon will strive to continue to drive innovation from a sound business base of sales and earnings.

Market Capitalization
Numbers in Billions


$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0
1997
1998
1999
2000
2001

New market opportunities | Expansion in Europe | Aggressive acquisition plan



Growing International Business

Cephalon's international presence grew dramatically in 2001, and the acquisition of products and companies continues to be part of the company's growth strategy. In 2001, Cephalon acquired additional rights to GABITRIL and completed the acquisition of Laboratoire L. Lafon, a major pharmaceutical company in France. Each of these acquisitions is expected to be rapidly accretive to earnings at Cephalon and serve not only to broaden our product portfolio but also our global reach.

Lafon brings immediate tangible benefits to our company. Most importantly, the acquisition gives us worldwide control over PROVIGIL, our novel wake-promoting drug. Cephalon now controls manufacturing of the product, and the acquisition has significantly improved PROVIGIL's gross margin. Cephalon is now in the position of influencing worldwide marketing strategies for PROVIGIL and leveraging clinical development of the compound. The benefits to our PROVIGIL franchise created by this 2001 acquisition are potentially enormous.

The Lafon acquisition also provides us with opportunities to grow internationally by leveraging our enhanced French pharmaceutical business to capitalize on other European opportunities and to grow product sales. We believe we can increase sales of PROVIGIL in France where it is sold under the trade name MODIODAL® with a broader indication than in the United States. We are launching OTRASEL® in France for the treatment of Parkinson's disease and plan to launch ACTIQ later this year. As part of the acquisition, Cephalon also acquired a viable portfolio of mature pharmaceutical products – including SPASFON®, an anti-spasmodic medicine and well-known French therapeutic brand.

Lafon's "Lyoc" delivery technology, which is used to create rapid-dissolve tablets, complements Cephalon's oral transmucosal technology being developed in our Salt Lake City facility. Research and development activities at Lafon complement Cephalon's R&D focus. The acquisition adds a sophisticated chemical process development plant, which will improve development of early-stage compounds. Downstream, Lafon adds manufacturing, packaging and distribution facilities that Cephalon can utilize throughout Europe.

In 2001, we acquired expanded rights to GABITRIL from Sanofi-Synthélabo and Novo Nordisk A/S. These agreements give us the right to market GABITRIL worldwide (excluding Canada, Latin America and Japan) and allow us to better leverage our investments in clinical development and marketing.

These recent transactions clearly contribute to Cephalon's prospects for success. We will diligently pursue additional acquisition opportunities that are accretive and that expand our product portfolio and market reach.





Driving Innovation




Driving
Innovation

Our path to innovation at Cephalon includes the science of kinase inhibitors. We know that kinases play a key role in a variety of pathological conditions. Our scientists are leaders in this field. We also are working with researchers from both the academic and corporate sectors to leverage our knowledge, advance the science and, most importantly, develop new drugs. Our goal is to develop the next generation of drugs for the treatment of neurological disorders and cancer, including disease-modifying agents for Parkinson's disease or Alzheimer's disease and oral tumor-specific compounds for the treatment of cancer.

Cephalon has invested heavily in the biology, chemistry and associated technologies needed for rapid identification and development of kinase inhibitors as potential drug candidates. The synthetic chemistry component is of particular importance. We have thousands of compounds in a library, allowing us to assess chemical approaches to current and future kinase targets. We also have developed assay systems, animal models and formulation strategies that have become an important part of Cephalon's intellectual property and contribute to our knowledge in pharmaceuticals. To protect our research, we have developed an extremely broad patent portfolio that provides us with the freedom to operate in this arena. As testament to the success of such efforts, three kinase inhibitors currently are in human clinical testing.

Although we are firmly committed to the utility and feasibility of kinase inhibitor approaches to treat neurodegenerative diseases and cancer, it is also important to have a diversity of therapeutic approaches and molecular targets in our research and development portfolios. Therefore our current discovery efforts also include additional types of molecular targets where we share the same degree of scientific enthusiasm and optimism for clinical success.

In the neurosciences, Cephalon is focused on molecules that block the activity of kinases that lead to cell death in response to a variety of insults including oxidative damage, amyloid toxicity, excitotoxicity or growth factor deprivation. In this way, we hope to impact the course of neurodegenerative diseases such as Parkinson's and Alzheimer's diseases. The lead molecule in this program, CEP-1347, is a specific inhibitor of apoptosis in nerve cells, targeting the MLK family of kinases. We have completed two small and successful Phase II studies looking at the safety and tolerability of this compound. In 2002, we will begin a Phase II/III study in Parkinson's disease in conjunction with our corporate partner, H. Lundbeck A/S. Meanwhile, key academic collaborators at Columbia University and Washington University in St. Louis are helping us to understand the full breadth of the biology imparted by such innovative molecules.

In oncology, Cephalon has several active programs. The most advanced program targets the TRK family of kinases, which have been shown to play a very important role in the survival and growth of prostate and pancreatic tumor cells. Our collaborators at the Johns Hopkins Kimmel Cancer Center have been instrumental in the comprehensive evaluation of molecules in this program. We recently discovered that the lead molecule in this program, CEP-701, is also a potent inhibitor of the kinase FLT-3, which appears to be responsible for the most aggressive forms of Acute Myelogenous Leukemia (AML). CEP-701 is an orally-active tyrosine kinase inhibitor that is currently in Phase II studies in AML and in pancreatic cancer in combination with gemcitabine.

A second major oncology program is directed toward discovering and developing inhibitors of the VEGFR-2 (vascular endothelial growth factor receptor) kinase, which is critically involved in a process known as angiogenesis, in which the body creates new blood vessels to feed a tumor. By choking off the tumor's blood supply, we anticipate that this will have a positive anti-tumor effect. We are collaborating with our corporate partner, Sanofi-Synthélabo, on the development of our angiogenesis inhibitor lead molecule, CEP-7055. This orally-active compound is currently in Phase I clinical evaluation.



Cephalon Marketed Products and Compounds in Development

PRODUCT / COMPOUND	INDICATION / THERAPEUTIC TARGET	Phase 1	Phase 2	Phase 3	Marketed in USA	Marketed in Europe
PROVIGIL®	Excessive Daytime Sleepiness Associated with Narcolepsy				✪	✪
PROVIGIL®	Excessive Sleepiness Associated with Clinical Illnesses			✪		
ACTIQ®	Breakthrough Cancer Pain				✪	✪
GABITRIL®	Partial Seizures in Epilepsy				✪	✪
GABITRIL®	Exploratory Studies in Generalized Anxiety Disorder and Neuropathic Pain		✪			
ANAFRANIL® (UK)	Depression & Obsessive Compulsive Disorder (OCD)					✪
APOKINON® (France)	Parkinson's Disease					✪
FONZYLANE® (France)	Cardiovascular Disorders					✪
LIORESAL® (UK)	Spasticity					✪
OLMIFON® (France)	Central Nervous System Stimulant and Antidepressant					✪
OTRASEL® (France)	Parkinson's Disease					✪
RITALIN® (UK)	Attention Deficit Hyperactivity Disorder (ADHD)					✪
SPASFON® (France)	Antispasmodic Therapy					✪
TEGRETOL® (UK)	Epilepsy					✪
XILOPAR® (Germany)	Parkinson's Disease					✪
10 OTHER DRUGS (France)	Various Indications/Laboratoire L. Lafon					✪
CEP-1347 Mixed Lineage Kinase Inhibitor	Parkinson's Disease		✪			
CEP-701 Tyrosine Kinase Inhibitor	Pancreatic Cancer Acute Myelogenous Leukemia		✪			
CEP-7055 VEGFR Inhibitor	Solid Tumors	✪				

"Through the application of sophisticated medicinal chemistry, Cephalon has been able to create a specific kinase inhibitor library for a variety of molecular targets in oncology. The value of these compounds is that they are both relatively selective and orally active. Not only can you potentially shrink the tumor and leave healthy tissue intact, but you also could do it with a tablet instead of with hours of intravenous infusion. Cephalon is meeting a significant need through its strategy of rational drug development by letting the intellectual proof drive the development of these compounds."

John Isaacs, Ph.D.
Professor of Oncology and Co-Director of Experimental Therapeutics
Johns Hopkins University

"I have been studying the mechanisms of neuronal cell death for many years. We have evaluated several compounds that can effectively stop neuronal cell death in our tissue culture models. However, in all my years of research, I have never found a compound like Cephalon's kinase inhibitor CEP-1347, which not only blocks cell death, but also prevents and reverses the loss of metabolic function of the cell in tissue culture models of apoptosis."

Eugene M. Johnson, Ph.D.
Strupp Professor of Neurology
Washington University

Moving Ahead





Growth | Profitability | Innovation


Moving Ahead

"Nobody can really guarantee the future. The best we can do is size up the chances, calculate the risks involved, estimate our ability to deal with them and then make our plans with confidence."

Henry Ford II

We are often asked to identify our competitors or a company comparable to Cephalon. The reality is that we compete against ourselves, against our past. We seek to build upon it and better it. That is our mission at Cephalon.

- How can we exploit the full sales potential of our current products?
- How many illnesses have excessive sleepiness as a major symptom, which PROVIGIL could treat?
- What other clinical disorders are influenced by levels of GABA in the brain that GABITRIL might be able to address?
- What other patient populations require rapid pain relief and might benefit from the patient-controlled delivery system of ACTIQ?
- What disease states can we alter or stop with additional understanding of our kinase inhibitors and their impact on cell life and cell death?

These are some of the questions that we will strive to answer. We are confident that as we work in the lab and in the clinic, with our own specialists and with those from leading institutions around the world, we will be able to fulfill the potential of PROVIGIL, ACTIQ and GABITRIL, and find solutions for important medical problems.

Cephalon's portfolio of products and compounds offers enormous potential to our many stakeholders.

The excitement of further developing this portfolio make Cephalon a great place to work.

The safety and efficacy of our products makes Cephalon a great partner for physicians treating patients with challenging medical problems.

The promise and potential of our products makes Cephalon a great investment.

2001 FINANCIALS

This report may contain forward-looking statements that provide the company's expectations or forecasts of future events. These statements involve risks and uncertainties associated with our business, and you are cautioned not to rely on such statements as our actual performance may differ from these expectations and forecasts. For a full description of our business and its associated risks and uncertainties, please refer to our Annual Report on Form 10-K on file with the U.S. Securities and Exchange Commission, portions of which are included in this report.

TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL DATA

In October 2000, we completed a merger with Anesta under which we acquired all of the outstanding shares of Anesta in a tax-free, stock-for-stock transaction. The merger has been accounted for as a pooling-of-interests and, accordingly, all of our prior period consolidated financial statements have been restated to include the results of operations, financial position, and cash flows of Anesta. Information concerning common stock and per share data has been restated on an equivalent share basis.

On December 28, 2001, we completed the acquisition of the outstanding shares of capital stock of Group Lafon. This acquisition has been accounted for as a purchase and, accordingly, the estimated fair value of assets acquired and liabilities assumed has been recorded as of the date of the acquisition. The results of operations for Group Lafon from the date of acquisition have not been included in our consolidated financial statements since operations between the date of acquisition and December 31, 2001 were immaterial.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Statement of Operations Data:					
Total revenues	$266,643,000	$ 111,790,000	$ 51,434,000	$ 16,330,000	$ 23,329,000
Gross profit on product sales	181,186,000	73,869,000	23,681,000	867,000	132,000
Loss before dividends on preferred stock, extraordinary gain (charge) and cumulative effect of a change in accounting principle	(58,500,000)	(93,744,000)	(68,245,000)	(71,124,000)	(72,968,000)
Dividends on preferred stock	(5,664,000)	(9,063,000)	(3,398,000)	—	—
Extraordinary gain (charge) for early extinguishment of debt	3,016,000	—	(11,187,000)	—	—
Cumulative effect of adopting Staff Accounting Bulletin 101 (SAB 101)	—	(7,434,000)	—	—	—
Loss applicable to common shares	$ (61,148,000)	$(110,241,000)	$(82,830,000)	$(71,124,000)	$(72,968,000)
Basic and diluted loss per common share:					
Loss before extraordinary gain (charge) and cumulative effect of adopting SAB 101	$ (1.33)	$ (2.51)	$ (2.00)	$ (2.15)	$ (2.42)
Extraordinary gain (charge)	0.06	—	(.31)	—	—
Cumulative effect of adopting SAB 101	—	(.19)	—	—	—
	$ (1.27)	$ (2.70)	$ (2.31)	$ (2.15)	$ (2.42)
Weighted average number of shares outstanding	48,292,000	40,893,000	35,887,000	33,129,000	30,165,000

The reconciliation of loss applicable to common shares to adjusted net income (loss) is presented below in order to highlight certain charges that materially impact the comparability of the information contained within the selected consolidated financial data. Items affecting 2001 include an extraordinary gain realized on the early payment of debt, and the following charges associated with the financing and acquisition of Group Lafon: (i) $1,500,000 attributable to the costs of obtaining short term financing, (ii) $20,000,000 attributable to the write off of acquired in-process research and development, and (iii) $52,444,000 attributable to the conversion of $217,000,000 of previously issued 5.25% convertible notes into common stock.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Reconciliation of loss applicable to common shares to adjusted net income (loss):	$(61,148,000)	$(110,241,000)	$(82,830,000)	$(71,124,000)	$(72,968,000)
Certain charges:					
Royalty pre-payment on extinguished revenue sharing notes	—	6,600,000	—	—	—
Short-term bridge financing and other merger related expenses	1,550,000	13,811,000	—	—	—
Acquired in-process research and development	20,000,000	22,200,000	—	—	—
Debt conversion expense	52,444,000	—	—	—	—
Extraordinary (gain) charge on early extinguishment of debt	(3,016,000)	—	11,187,000	—	—
Cumulative effect of adopting SAB 101	—	7,434,000	—	—	—
Adjusted net income (loss)	$ 9,830,000	$ (60,196,000)	$(71,643,000)	$(71,124,000)	$(72,968,000)

	As of December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Cash, cash equivalents and investments	**$ 603,884,000**	$ 97,384,000	$272,340,000	$148,151,000	$147,363,000
Total assets	**1,389,087,000**	308,435,000	312,262,000	179,802,000	183,920,000
Long-term debt	**866,589,000**	55,138,000	15,701,000	16,596,000	29,337,000
Accumulated deficit	**(576,691,000)**	(515,543,000)	(405,302,000)	(322,472,000)	(251,348,000)
Stockholders' equity	**398,731,000**	165,193,000	230,783,000	137,621,000	129,536,000

PRO FORMA RESULTS

The following data represents pro forma financial results assuming a retroactive adoption of a change in accounting principle (SAB 101).

	Year Ended December 31,			
	2000	1999	1998	1997
Statement of Operations Data:				
Total revenues	$ 111,790,000	$ 44,391,000	$ 16,163,000	$ 23,392,000
Gross profit on product sales	73,869,000	23,681,000	867,000	132,000
Loss before dividends on preferred stock, extraordinary gain (charge) and cumulative effect of a change in accounting principle	(93,744,000)	(75,288,000)	(71,291,000)	(72,905,000)
Dividends on preferred stock	(9,063,000)	(3,398,000)	—	—
Extraordinary charge for early extinguishment of debt	—	(11,187,000)	—	—
Loss applicable to common shares	$(102,807,000)	$(89,873,000)	$(71,291,000)	$(72,905,000)
Basic and diluted loss per common share	$ (2.51)	$ (2.50)	$ (2.15)	$ (2.42)
Weighted average number of shares outstanding	40,893,000	35,887,000	33,129,000	30,165,000

RESULTS OF OPERATIONS

Year ended December 31, 2001 compared to year ended December 31, 2000

For the year ended December 31, revenues consisted of the following:

	2001	2000
Product sales:		
PROVIGIL	$150,305,000	$ 72,089,000
ACTIQ	51,197,000	15,169,000
GABITRIL	24,630,000	4,379,000
Total product sales	226,132,000	91,637,000
H. Lundbeck A/S	11,941,000	10,395,000
Novartis Pharma AG	10,428,000	—
Sanofi-Synthélabo	5,052,000	—
Other revenues	13,090,000	9,758,000
Total other revenues	40,511,000	20,153,000
Total revenues	$266,643,000	$111,790,000

Revenues—Product sales in 2001 increased 147% to $226,132,000. The increase is attributable to a number of factors including:

- Sales of PROVIGIL increased 108% from $72,089,000 in 2000 to $150,305,000 in 2001. PROVIGIL accounted for 66% and 79% of our 2001 and 2000 product sales, respectively. The 2001 sales increase was due to higher sales resulting from increased market acceptance, as well as a 5% domestic price increase that took effect in the second quarter of 2001.
- Sales of ACTIQ increased 238% from $15,169,000 in 2000 to $51,197,000 in 2001. After our merger with Anesta in October 2000, we established a dedicated sales force for ACTIQ and significantly changed the marketing approach. An average domestic 6.6% price increase in the second quarter of 2001 also contributed to higher recorded sales.
- Sales of GABITRIL increased from $4,379,000 in 2000 to $24,630,000 in 2001. We acquired all U.S. rights to GABITRIL from Abbott Laboratories during late 2000 and began selling GABITRIL effective January 1, 2001. Prior to 2001, our GABITRIL revenues represented compensation from Abbott under a collaborative agreement where we received a percentage of GABITRIL sales in excess of a base amount. Additionally, an average increase in domestic prices of 10% in the second quarter of 2001 also contributed to the sales increase.
- Other revenues increased by $20,358,000, or 101%. This increase was due primarily to revenues recognized under our U.K. joint marketing agreement with Novartis Pharma AG, which we entered into in November 2000, and revenues recognized under our licensing, development and marketing collaborations with Sanofi-Synthélabo and H. Lundbeck A/S.

Cost of Product Sales—Cost of product sales rose 153% in 2001 to $44,946,000 from $17,768,000 in 2000 primarily as a result of the increase in 2001 product sales volumes. Aggregate cost of product sales for all three products remained at 20% of product sales for both 2001 and 2000 due to decreased costs for U.S. production of ACTIQ offset by GABITRIL revenues of $4,379,000 in 2000 that did not have corresponding cost of product sales since it was being sold under a collaborative agreement with Abbott.

Research and Development Expenses—Research and development expenses increased 24% in 2001 to $84,249,000 from $68,063,000 in 2000. The increase is attributable to higher expenditures on clinical trials including infrastructure costs to support the growing number of ongoing clinical trials including Phase 2 clinical studies for CEP-1347 and studies of PROVIGIL related to our efforts to expand the label for PROVIGIL beyond its current indication. In addition, research and development expenses also increased because of regulatory and intellectual property fees.

Selling, General and Administrative Expenses—Selling, general and administrative expenses increased 19% in 2001 to $99,615,000 from $83,725,000 in 2000. The increase is primarily due to increases in expenditures of $13,755,000 associated with the growth of our internal sales force to promote and support PROVIGIL, ACTIQ, and GABITRIL in the United States.

Depreciation and Amortization Expenses—Depreciation and amortization expenses increased to $14,434,000 in 2001 from $4,008,000 in 2000 primarily due to a full year of amortization expense in 2001 on intangible assets acquired during late 2000 relating to both our acquisition of GABITRIL product rights in the United States and our U.K. joint marketing agreement with Novartis.

Debt Exchange Expense—In accordance with Statement of Financial Accounting Standards No. 84 "Induced Conversions of Convertible Debt," we recorded a non-cash charge of $52,444,000 in the fourth quarter of 2001 associated with the exchange of $217,000,000 of our 5.25% convertible notes for our common stock.

Acquired In-Process Research and Development—In connection with our acquisition of Group Lafon in December 2001, we acquired the rights to certain early stage technologies. Based on an independent appraisal of the assets acquired from Group Lafon, the fair value of these technologies of $20,000,000 has been recorded as acquired in-process research and development expenses because, at the date of the acquisition, the technologies acquired had not progressed to a stage where they met technological feasibility and there existed a significant amount of uncertainty as to our ability to complete the development of the technologies and achieve market acceptance within a reasonable timeframe. In addition, the acquired in-process technologies did not have an alternative future use to us that had reached technological feasibility.

During 2000, we acquired U.S. marketing rights to GABITRIL in a transaction that resulted in us recording $22,000,000 as acquired in-process research and development expense. During 2001, development efforts on this in-process research and development have continued. We believe that expenses incurred to date associated with the development and integration of the in-process research and development projects are lower than our previous estimates. We have completed one project at the end of 2001 and will initiate several new projects in 2002. The majority of the projects are on schedule, but delays have occurred due to delays in the completion of a clinical plan and inherent complexity and breadth of the projects. The risks associated with these efforts are still considered high, and no assurance can be made that the projects in development will meet with market acceptance.

Other Income and Expense—Interest income decreased to $12,170,000 in 2001 from $16,903,000 in 2000 primarily due to $4,008,000 of interest income recorded in 2000 associated with the waiver of an interest rate penalty by the Commonwealth of Pennsylvania on a loan used to finance the purchase of our West Chester facilities. The remaining decrease in interest income is due to lower average interest rates in 2001 as compared to 2000, offset in part by higher average investment balances. Interest expense increased in 2001 to $20,630,000 from $5,189,000 in 2000 due to interest on our convertible subordinated notes issued in May and December of 2001, a $1,500,000 fee associated with establishing a line of credit for the Group Lafon acquisition and interest recognized on our obligations to Abbott and Novartis. These increases were partially offset by a decrease in interest expense due to the retirement of revenue-sharing notes in the first quarter of 2000. A decrease in the exchange rate loss from $1,027,000 in 2000 to $545,000 in 2001, due to an increase in currency exchange value of the pound Sterling (GBP) relative to both the U.S. dollar and to our other foreign operations' currencies that are remeasured into the GBP for financial reporting purposes, is recorded as other expense.

Dividends on Convertible Exchangeable Preferred Stock—Preferred dividends in 2001 were less than in 2000 due to the conversion during the second and third quarters of 2001 of all outstanding shares of preferred stock into an aggregate of 6,974,998 shares of our common stock. As of December 31, 2001, there were no shares of preferred stock outstanding.

Extraordinary Gain on Early Extinguishment of Debt—In May 2001, we paid $24,438,000 to Novartis Pharma AG for deferred obligations due to them under our continuing November 2000 collaboration agreement. In connection with this payment, we recorded an extraordinary gain on the early extinguishment of debt of $3,016,000.

Year ended December 31, 2000 compared to year ended December 31, 1999

Revenues—Total revenues increased 117% to $111,790,000 in 2000 as compared to $51,434,000 in 1999. This increase was primarily due to a $64,035,000, or 232%, increase in product sales, of which $46,719,000 was attributed to a PROVIGIL sales increase and $12,937,000 was attributed to an ACTIQ sales increase. This increase was offset slightly by a 15% decrease in other revenues recognized under our collaborative efforts with other companies.

Cost of Product Sales—The cost of product sales associated with PROVIGIL in 2000 increased to 20% of net product sales from 13% in 1999. All of the PROVIGIL sold in the United States during 1999 was produced prior to its December 1998 FDA approval and the costs of producing that material were recorded as research and development expense in those prior periods. As a result, 2000 was the first year since the commercial launch of PROVIGIL to include a full year's recognition of product costs. Product sales of PROVIGIL are recognized upon shipment of product and are recorded net of reserves for returns and allowances. During 2000, we reduced our reserve for returns and allowances, which resulted in an increase to PROVIGIL net sales of $4,370,000 without any corresponding cost of product sales. The cost of ACTIQ product sales as a percentage of ACTIQ sales decreased from 31% in 1999 to 24% in 2000 due to increased recognition of ACTIQ sales as a result of the reacquisition of full marketing rights to ACTIQ during 2000. In 2000, there were no costs associated with the sales of GABITRIL since the product was being marketed under a co-promotion agreement with Abbott.

Research and Development Expenses—For the year ended December 31, 2000, research and development expenses increased 24% to $68,063,000 from $54,892,000 in 1999. This change primarily resulted from an increase in expenditures associated with clinical development studies of PROVIGIL in areas other than narcolepsy and an increase in drug development and manufacturing costs for our compounds that have progressed into later stages of development.

Selling, General and Administrative Expenses—The 40% increase in selling, general and administrative expenses to $83,725,000 for the year ended December 31, 2000 from $59,665,000 for 1999 was primarily due to increases in marketing expenses associated with the commercialization of PROVIGIL of $1,552,000 and our collaboration agreement with Abbott to market GABITRIL of $2,649,000, expenses relating to an increase in the size of our internal sales force to fully support both PROVIGIL and GABITRIL of $8,242,000, and increases in expenses associated with the hiring of a contract sales organization to promote ACTIQ of $6,911,000. This increase was partially offset by a one-time charge of $4,300,000 in 1999 associated with the settlement of the securities litigation.

Depreciation and Amortization Expenses—The $1,929,000 increase in depreciation and amortization expenses in 2000 as compared to 1999 is due primarily to amortization expense associated with the intangible asset recorded when the U.S. marketing rights to ACTIQ were purchased from Abbott in March 2000.

Other Expenses—We recorded a number of certain charges in the fourth quarter of 2000 including $6,600,000 representing the final royalty payment associated with the revenue sharing notes, $13,811,000 in merger and integration costs as a result of the merger with Anesta and $22,200,000 for in-process research and development costs associated with the acquisition of U.S. product rights to GABITRIL from Abbott.

Other Income and Expense—The $7,412,000 increase in interest income from 1999 to 2000 is primarily due to the recognition of $4,008,000 of interest income associated with the waiver of an interest rate penalty by the Commonwealth of Pennsylvania on a loan used to finance the purchase of our West Chester facilities. The $3,188,000 decrease in interest expense is due to the retirement of revenue-sharing notes in the first quarter of 2000. An increase in the exchange rate loss from $235,000 in 1999 to $1,072,000 in 2000 due to a decline in currency exchange value of the pound Sterling (GBP) relative to both the U.S. dollar and to our other foreign operations' currencies that are remeasured into the GBP for financial reporting purposes is recorded as other expense.

Extraordinary Charge on Early Extinguishment of Debt—In connection with the restructuring of the revenue sharing notes, we recorded a loss in 1999 on the extinguishment of the notes of $11,187,000, which includes the prepayment penalty of $5,500,000 and the write-off of deferred financing costs and the remaining value of the associated warrants of $5,687,000. These notes were retired in the first quarter of 2000 for an aggregate payment of $35,500,000.

Cumulative Effect of a Change in Accounting Principle—We adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101) on Revenue Recognition and, as a result, we recorded a charge of $7,434,000 in the fourth quarter of 2000 to defer upfront license fees associated with our collaborative alliances that were previously recognized in revenues. These payments will be recognized over the performance periods of the alliances.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are developed, and challenged periodically, by management based on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. Management considers the following policies to be the most critical in understanding the more complex judgments that are involved in preparing our consolidated financial statements and the uncertainties that could impact its results of operations, financial position and cash flows.

Revenue recognition—Product sales are recognized upon shipment of product and are recorded net of estimated reserves for contractual allowances, discounts and returns. Contractual allowances result from sales under contracts with managed care organizations and government agencies. The reserve for contractual allowances is based on an estimate of prescriptions to be filled for individuals covered by government agencies and managed care organizations with whom we have contracts. The reserve for product returns is determined by reviewing the history of each product's returns and by utilizing reports purchased from external, independent sources which produce prescription data, wholesale stocking levels and wholesale sales to retail pharmacies. This data is reviewed to monitor product movement through the supply chain to identify remaining inventory in the supply chain that may result in chargebacks or returns. The reserves are reviewed at each reporting period and adjusted to reflect data available at that time. To the extent our estimate of contractual allowances is inaccurate, we will adjust the reserve which will impact the amount of product sales revenue recognized in the period of the adjustment. Product returns are permitted with respect to unused pharmaceuticals based on expiration dating of our product. To date, product returns have not been material.

Revenue from collaborative agreements may consist of up-front fees, on going research and development funding and milestone payments. Effective January 1, 2000, we adopted the SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). In accordance with SAB 101, non-refundable up-front fees are deferred and amortized to revenue over the related performance period. We estimate our performance period based on the specific terms of each collaborative agreement, but actual performance may vary. We adjust the performance periods based upon available facts and circumstances. Periodic payments for research and development activities are recognized over the period that we perform the related activities under the terms of the agreements. Revenue resulting from the achievement of milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as measure of substantive progress towards completion under the contract.

Allowance for uncollectable accounts receivable—Accounts receivable are reduced by an allowance for amounts that may become uncollectable in the future. On an ongoing basis, management performs credit evaluations of our customers and adjusts credit limits based upon the customer's payment history and creditworthiness, as determined by a review of their current credit information. We continuously monitor collections and payments from our customers. Based upon our historical experience and any specific customer collection issues that are identified, management uses its judgment to establish and evaluate the adequacy of the our allowance for estimated credit losses. While such credit losses have been within our expectations and the allowance provided, we cannot guarantee that it will continue to experience the same credit loss rates as it has in the past. Also, as of December 31, 2001, approximately 58% of our accounts receivable were due from three pharmaceutical wholesalers. Any significant changes in the liquidity or financial position of these wholesalers could have a material adverse impact on the collectability of our accounts receivable and its future operating results.

Inventories—Our inventories are valued at the lower of cost or market, determined on a first-in, first-out basis, and include the cost of raw materials, labor and overhead. The majority of our inventories are subject to expiration dating. We continually evaluate the carrying value of our inventories and when in the opinion of management, factors indicate that impairment has occurred, either a reserve is established against the inventories' carrying value or the inventories are completely written off. Management bases these decisions on the level of inventories on hand in relation to our estimated forecast of product demand, production requirements over the next twelve months and the expiration dates of raw materials and finished goods. Although we make every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand could have a material impact on the carrying value of our inventories and our reported operating results.

Valuation of Fixed Assets, Goodwill and Intangible Assets—Our fixed assets and intangible assets (which consist primarily of developed technology, trademarks, and product and marketing rights) have been recorded at cost and are being amortized on a straight-line basis over the estimated useful life those assets. In conjunction with acquisitions of businesses or product rights, we allocate the purchase price based upon the relative fair values of the assets acquired and liabilities assumed. In certain circumstances, fair value may be assigned to purchased in-process technology and immediately expensed. The valuation of goodwill and intangible assets and the estimation of appropriate useful lives to apply to them requires us to use our judgment. We continually assess the impairment of intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operating performance of our fixed assets and acquired businesses and products. Future events could cause us to conclude that impairment indicators exist and the carrying values of our fixed assets, intangible assets or goodwill are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations.

Income taxes—We have a history of losses, which has generated significant federal and state tax net operating loss (NOL) carryforwards of approximately $344,139,000 and $147,620,000, respectively as of December 31, 2001. Generally accepted accounting principles require us to record a valuation allowance against the deferred tax asset associated with this NOL carryforward if it is more likely than not that we will not be able to utilize the NOL carryforward to offset future taxes. Due to the size of the NOL carryforward in relation to our history of unprofitable operations, we have not recognized a net deferred tax asset.

The third quarter of 2001 was our first profitable quarter from commercial operations since inception. Continued profitability in future periods could cause management to conclude that it is more likely than not that we will realize all or a portion of the NOL carryforward. Upon reaching such a conclusion, which is subject to management's judgment, we would immediately record the estimated net realizable value of the deferred tax asset at that time and would then begin to provide for income taxes at a rate equal to our combined federal and state effective rates. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause our provision for income taxes to vary significantly from period to period.

JOINT VENTURE

In December 2001, we formed a joint venture with unaffiliated third party investors to fund additional commercial activities in support of PROVIGIL and GABITRIL in the United States. In exchange for our transfer to the joint venture of certain intellectual property and other rights related to these two products, we received a Class B interest, representing a 50% interest in the joint venture. In exchange for its contribution of $50,000,000 in cash to the joint venture, the investors received Class A interests, also representing a 50% interest in the joint venture.

On March 29, 2002, we acquired the investors' Class A interests and ended the joint venture by issuing to the investors, through a private placement, $55,000,000 aggregate principal amount of 3.875% convertible subordinated notes due March 2007. The notes are convertible into our common stock, at the option of the holder, at a price of $70.36 per share.

As of December 31, 2001, the $50,000,000 investors' Class A interest was recorded on our balance sheet as a liability, and the joint venture's cash balance of $50,000,000 was included in our balance of cash and cash equivalents.

The purchase of the investors' Class A interests in the joint venture will result in the recognition of a $7,100,000 extraordinary charge during the first quarter of 2002, which includes the write-off of $4,600,000 of costs capitalized in connection with the formation of the joint venture. In addition, our statement of operations for the three months ended March 31, 2002 will include certain charges totaling approximately $7,000,000 related to the operations of the joint venture.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and investments at December 31, 2001 were $603,884,000, representing 43% of total assets, an increase from $97,384,000 at December 31, 2000.

Net Cash Provided by (Used for) Operating Activities

Net cash provided by operating activities was $12,274,000 in 2001 as compared to net cash used for operating activities of $106,492,000 in 2000. The main factors that contributed to the net cash provided by operating activities in 2001 are as follows:

- The net loss before preferred dividends was $55,484,000 in 2001, as compared to $101,178,000 in 2000, as a result of the increase in product sales. In addition, we recognized the following non-cash transactions in 2001: $14,434,000 of depreciation and amortization expense, $5,158,000 of non-cash interest expense on our convertible subordinated notes, $6,631,000 of non-cash compensation expense, $20,000,000 of purchased in-process research and development expense relating to the Group Lafon acquisition, $52,444,000 of debt exchange expense related to the exchange of $217,000,000 of convertible subordinated notes and $3,016,000 of gain on the early extinguishment of debt.

- Accounts receivable increased $30,434,000 due primarily to a 147% increase in product sales from 2000 to 2001.
- Accounts payable increased $10,310,000 and accrued expenses increased $9,928,000. The increase in accrued expenses is due primarily to an increase of $6,413,000 of expenses related to the Lafon acquisition and $2,789,000 of accrued interest related to the convertible notes.

Net Cash (Used for) Provided by Investing Activities

A summary of net cash (used for) provided by investing activities is as follows:

	Year ended December 31,		
	2001	2000	1999
Purchases of property and equipment	$ (12,481,000)	$ (7,462,000)	$ (1,029,000)
Acquisition of Group Lafon, net of cash acquired	(447,717,000)	—	—
Acquisition of intangible assets	(21,063,000)	(56,627,000)	—
Sales and maturities (purchases) of investments, net	6,200,000	186,449,000	(162,772,000)
Net cash (used for) provided by investing activities	$(475,061,000)	$122,360,000	$(163,801,000)

—Acquisition of Group Lafon, net of cash acquired

The acquisition of Group Lafon effective December 28, 2001 consisted of a total purchase price of $450,000,000 plus $7,000,000 of direct transaction costs and other purchase price adjustments, less $9,283,000 of cash acquired.

—Acquisition of intangible assets

	Year ended December 31,		
	2001	2000	1999
Acquisition of U.S. GABITRIL product rights	$ —	$(17,800,000)	$—
Acquisition of European GABITRIL product rights	(20,666,000)	—	—
Acquisition of ACTIQ marketing rights	(397,000)	(23,850,000)	—
Acquisition of Novartis product rights	—	(14,977,000)	—
Net cash used for acquisition of intangible assets	$(21,063,000)	$(56,627,000)	$—

The acquisition of intangible assets during the year ended December 31, 2001 primarily consists of amounts paid for the acquisition of European product rights to GABITRIL.

The acquisition of intangible assets during the year ended December 31, 2000 includes an initial payment of $40,000,000 made to Abbott for the acquisition of U.S. product rights for GABITRIL, of which $22,200,000 was recorded as in-process research and development expense and $17,800,000 was recorded as an intangible asset. Under a separate agreement, we also paid $23,850,000 to Abbott in 2000 to acquire the U.S. marketing rights to ACTIQ. Additionally, we also entered into a collaboration agreement with Novartis Pharma AG in 2000 to consolidate the sales and marketing efforts of four Novartis CNS products with PROVIGIL in the United Kingdom. In connection with this transaction, we made an initial payment of $14,977,000 which was recorded as an intangible asset.

Net Cash Provided by (Used for) Financing Activities

A summary of net cash provided by (used for) financing activities is as follows:

	Year ended December 31,		
	2001	2000	1999
Proceeds from issuance of preferred stock	$ —	$ —	$120,028,000
Proceeds from issuance of common stock	—	—	12,000,000
Proceeds from exercises of common stock options, warrants and employee stock purchase plan	28,221,000	39,448,000	36,034,000
Payments to acquire treasury stock	(3,629,000)	(2,829,000)	(803,000)
Net proceeds from issuance of long-term debt	1,009,080,000	—	30,500,000
Preferred dividends paid	(6,797,000)	(9,063,000)	(2,265,000)
Principal payments on and retirement of long-term debt	(52,300,000)	(32,766,000)	(1,989,000)
Net cash provided by (used for) financing activities	$ 974,575,000	$(5,210,000)	$193,505,000

—Proceeds from issuance of preferred stock

During 1999, we completed a sale of 2,500,000 shares of convertible exchangeable preferred stock at $50 per share. As of December 31, 2001, all 2,500,000 shares have been converted into an aggregate of 6,974,998 shares of our common stock.

—Proceeds from issuance of common stock

In connection with a May 1999 collaborative agreement, H. Lundbeck A/S purchased 1,000,000 shares of our common stock at a price of $12.00 per share, which was the average market price for the five trading days prior to the closing of the agreement.

—Proceeds from exercises of common stock options and warrants

The following is a summary of proceeds from exercises of common stock options, warrants and employee stock purchase plan for each of the years ended December 31:

	2001	2000	1999
Proceeds from exercises of:			
Common stock options	$25,542,000	$12,934,000	$ 8,958,000
Warrants	2,679,000	26,436,000	26,984,000
Employee stock purchase plan	—	78,000	92,000
	$28,221,000	$39,448,000	$36,034,000
Total number of shares issued	1,605,180	3,458,223	2,751,280

At December 31, 2001, options to purchase approximately 5,608,000 shares of our common stock at various exercise prices were outstanding. The extent and timing of future option exercises, if any, are primarily dependent upon the market price of our common stock and general financial market conditions, as well as the exercise prices and expiration dates of the options. At December 31, 2001, no warrants to purchase common stock remained outstanding.

In November 1993, Anesta Corp. adopted the Employee Stock Purchase Plan authorizing the issuance of 250,000 shares pursuant to purchase rights granted to employees of Anesta. Participants could elect to use up to 10% of their compensation to purchase Anesta's common stock at the end of each year at a price equal to 85% of the lower of the beginning or ending stock price in the plan period. The plan terminated in October 2000 upon the merger of Cephalon and Anesta.

—Payments to acquire treasury stock

Under our Equity Compensation Plan, we may grant restricted stock awards to employees. Upon vesting, shares of Cephalon common stock are withheld from the employee's stock award and returned to the treasury for the corresponding dollar value of payroll-related taxes paid on behalf of the employee.

—Net proceeds from issuance of long-term debt

In the second quarter of 2001, we completed a private placement of $400,000,000 of 5.25% convertible subordinated notes due May 2006. Debt issuance costs of $14,364,000 have been capitalized and are being amortized over the term of the notes. In the fourth quarter of 2001, we completed a private placement of $600,000,000 of 2.50% convertible subordinated notes due December 2006. Debt issuance costs of $21,250,000 have been capitalized and are being amortized over the term of the notes. In connection with our joint venture, $50,000,000 in cash received from the Investor was recorded as a liability as of December 31, 2001. During 1999, we completed a private placement $30,000,000 of revenue sharing notes that were subsequently retired in 2000. In July 1999, we borrowed $500,000 on a term loan in connection with the remodeling of the facility in Salt Lake City, Utah.

—Preferred dividends paid

These amounts represent preferred dividends paid on our $3.625 convertible exchangeable preferred stock. As of December 31, 2001, all 2,500,000 shares of the preferred stock had been converted into an aggregate of 6,974,998 shares of our common stock.

—Principal payments on long-term debt

In July 2001, we made a payment of $1,667,000 to retire a variable-rate term note payable. In May 2001, we made a payment of $24,000,000 to Abbott Laboratories due under our licensing agreement for U.S. product rights to GABITRIL. Also in May 2001, we paid $24,438,000 to Novartis Pharma AG for deferred obligations due to them under our continuing November 2000 collaboration agreement. In the first quarter of 2000, we retired $30,000,000 of revenue sharing notes issued in a private placement in 1999. In addition, for all periods presented, principal payments on long-term debt include payments on mortgage and building improvements loans and payments on capital lease obligations.

OUTLOOK

Cash, cash equivalents and investments at December 31, 2001 were $603,884,000. Prior to 2001, we historically have had negative cash flows from operations and have used the proceeds of public and private placements of our equity and debt securities to fund operations. We currently believe that projected increases in sales of our three U.S. marketed products, PROVIGIL, ACTIQ and GABITRIL, in combination with other revenues, will allow us to achieve continued profitability and positive cash flows from operations in 2002. At this time, we cannot accurately predict the effect of certain developments on future product sales such as the degree of market acceptance of our products, competition, the effectiveness of our sales and marketing efforts and our ability to demonstrate the utility of our products in indications beyond those already included in the FDA approved labels. Other revenues include receipts from collaborative research and development agreements and co-promotion agreements. The continuation of any of these agreements is subject to the achievement of certain milestones and to periodic review by the parties involved.

We expect to continue to incur significant expenditures associated with manufacturing, selling and marketing PROVIGIL, ACTIQ and GABITRIL and conducting additional clinical studies to explore the utility of these products in treating disorders beyond those currently approved in their respective labels. We also expect to continue to incur significant expenditures to fund research and development activities for our other product candidates. We may seek sources of funding for a portion of these programs through collaborative arrangements with third parties. However, we intend to retain a portion of the commercial rights to these programs and, as a result, we still expect to spend significant funds on our share of the cost of these programs, including the costs of research, preclinical development, clinical research and manufacturing.

We may have significant fluctuations in quarterly results based primarily on the level and timing of:

- product sales and cost of product sales;
- achievement and timing of research and development milestones;
- co-promotion and other collaboration revenues;
- cost and timing of clinical trials; and
- marketing and other expenses.

In December 2001, we acquired Group Lafon, which gave us worldwide control of the intellectual property, marketing, and manufacturing rights related to modafinil, the active drug substance in PROVIGIL. PROVIGIL accounted for approximately 66% of our total product sales for the year ended December 31, 2001. By consolidating our financial results with those of Group Lafon, we expect to reduce significantly our cost of goods sold related to PROVIGIL. While the bulk of these cost savings result from eliminating the effect of preexisting contractual arrangements between us and Group Lafon, there could be unanticipated costs associated with our operation and management of the Group Lafon business that could limit these expected cost savings or other anticipated benefits of the Group Lafon acquisition. As a result, our actual cost savings, if any, and other anticipated benefits could differ from or their impact could be delayed compared to our expectations.

In the second quarter of 2001, we completed a private placement of $400,000,000 of 5.25% convertible subordinated notes due May 2006. In the fourth quarter of 2001, $217,000,000 of these convertible subordinated notes were exchanged into 3,691,705 shares of common stock. The annual interest payments on the remaining notes will be $9,608,000. Additionally, in December 2001, we completed a private placement of $600,000,000 of 2.50% convertible subordinated notes due December 2006. The annual interest payments on these notes will be $15,000,000, payable semiannually.

Based on our current level of operations and projected sales of our products combined with other revenues and interest income, we believe that we will be able to service our existing debt and meet our capital expenditure and working capital requirements for the next several years. However, we cannot be sure that our anticipated revenue growth will be realized or that we will continue to generate positive cash flow from operations. We may need to obtain additional funding for our operational needs, or for future significant strategic transactions, and we cannot be certain that funding will be available on terms acceptable to us, or at all.

The following table summarizes our obligations to make future payments under current contracts:

	Payments due by period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 75,545,000	$10,981,000	$53,747,000	$ 3,784,000	$7,033,000
Capital lease obligations	2,852,000	1,027,000	1,243,000	156,000	426,000
Operating leases	10,600,000	3,000,000	5,500,000	2,100,000	—
Convertible notes	783,000,000	—	—	783,000,000	—
Other long-term obligations	37,392,000	20,192,000	16,651,000	549,000	—
Total contractual cash obligations	$909,389,000	$35,200,000	$77,141,000	$789,589,000	$7,459,000

The following table summarizes future payments under contingent or other potential commitments:

	Amount of commitment expiration per period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Standby letters of credit	$800,000	$800,000	$—	$—	$—
Total commitments	$800,000	$800,000	$—	$—	$—

COMMITTMENTS AND CONTINGENCIES

Related Party

—Cephalon Clinical Partners, L.P.

In August 1992, we exclusively licensed our rights to MYOTROPHIN for human therapeutic use within the United States, Canada and Europe to Cephalon Clinical Partners, L.P. (CCP). Development and clinical testing of MYOTROPHIN is performed on behalf of CCP under a research and development agreement with CCP.

CCP has granted us an exclusive license to manufacture and market MYOTROPHIN for human therapeutic use within the United States, Canada and Europe in return for royalty payments equal to a percentage of product sales and a milestone payment of approximately $16,000,000 that will be made if MYOTROPHIN receives regulatory approval.

We have a contractual option, but not an obligation, to purchase all of the limited partnership interests of CCP, which is exercisable upon the occurrence of certain events following the first commercial sale of MYOTROPHIN. If, and only if, we decide to exercise this purchase option, we would make an advance payment of approximately $40,275,000 in cash or, at our election, approximately $42,369,000 in shares of common stock or a combination thereof. Should we discontinue development of MYOTROPHIN, or if we do not exercise this purchase option, our license will terminate and all rights to manufacture or market MYOTROPHIN in the United States, Canada and Europe will revert to CCP, which may then commercialize MYOTROPHIN itself or license or assign its rights to a third party. In that event, we would not receive any benefits from such commercialization, license or assignment of rights.

Legal Proceedings

In August 1999, the U.S. District Court for the Eastern District of Pennsylvania entered a final order approving the settlement of a class action in which plaintiffs alleged that statements made about the results of certain clinical studies of MYOTROPHIN were misleading. A related complaint has been filed with the Court by a small number of plaintiffs who decided not to participate in the settlement. This related complaint alleges that we are liable under common law for misrepresentations concerning the results of the MYOTROPHIN clinical trials, and that we and certain of our current and former officers and directors are liable for the actions of persons who allegedly traded in our common stock on the basis of material inside information. We believe that we have valid defenses to all claims raised in this action. Even if there is a judgment against us in this case, we do not believe it will have a material adverse effect on our financial condition or results of operations.

In February 2001, a complaint was filed in Utah state court by Zars, Inc. and one of its research scientists, against us and our subsidiary Anesta. The plaintiffs are seeking a declaratory judgment to establish their right to develop transdermal or other products containing fentanyl and other pharmaceutically active agents under a royalty and release agreement between Zars and Anesta. The complaint also asks for unspecified damages for breach of contract, interference with economic relations, defamation and slander. We believe that we have valid defenses to all claims raised in this action. In any event, we do not believe any judgment against us will have a material adverse effect on our financial condition or results of operations.

We are a party to certain other litigation in the ordinary course of our business, including matters alleging employment discrimination, product liability and breach of commercial contract. However, we are vigorously defending ourselves in all of these actions and do not believe these matters, even if adversely adjudicated or settled, would have a material adverse effect on our financial condition or results of operations.

CERTAIN RISKS RELATED TO OUR BUSINESS

In addition to historical facts or statements of current condition, this report contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. These may include statements regarding anticipated scientific progress in our research programs, development of potential pharmaceutical products, prospects for regulatory approval, manufacturing capabilities, market prospects for our products, sales and earnings projections, and other statements regarding matters that are not historical facts. Some of these forward-looking statements may be identified by the use of words in the statements such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" or other words and terms of similar meaning. Our performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties such as those set forth above and in this report. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you should not rely on any such forward-looking statements. Furthermore, we do not intend to update publicly any forward-looking statements, except as required by law. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

A significant portion of our revenues is derived from U.S. sales of our three largest products and our future success will depend on the continued acceptance and growth of these products.

For the year ended December 31, 2001, approximately 83% of our total revenues were derived from U.S. sales of PROVIGIL, GABITRIL and ACTIQ. We cannot be certain that these products will continue to be accepted in their markets. Specifically, the following factors, among others, could affect the level of market acceptance of PROVIGIL, GABITRIL and ACTIQ, including:

- the perception of the healthcare community of their safety and efficacy, both in an absolute sense and relative to that of competing products;

- the effectiveness of our sales and marketing efforts;
- unfavorable publicity regarding these products or similar products;
- product price relative to other competing drugs or treatments;
- changes in government and other third-party payor reimbursement policies and practices; and
- regulatory developments affecting the manufacture, marketing or use of these products.

Any material adverse developments with respect to the sale or use of PROVIGIL, GABITRIL or ACTIQ could significantly reduce our product revenues and have a material adverse effect on our ability to generate net income and positive net cash flow from operations.

We may be unsuccessful in our efforts to expand the number and scope of authorized uses of PROVIGIL, GABITRIL or ACTIQ, which would hamper sales growth and make it more difficult to sustain profitability.

The market for the approved indications of our three largest products is relatively small. We believe that a portion of our product sales is derived from the use of these products outside of their labeled indications. To a large degree, our future success depends on expansion of the approved indications for our products and physicians prescribing our products outside of the approved indications. Under current FDA and European medical authority regulations, we are limited in our ability to promote the use of these products outside their labeled use. Any label expansion will require FDA approval.

We have initiated clinical studies to examine whether or not PROVIGIL and GABITRIL are effective and safe when used to treat disorders outside their currently approved uses. Although some study data has been positive, additional studies in these disorders will be necessary before we can apply to regulatory authorities to expand the authorized uses of these products. We do not know whether these studies will demonstrate safety and efficacy, or if they do, whether we will succeed in receiving regulatory approval to market PROVIGIL and GABITRIL for additional disorders. If the results of some of these studies are negative, or if adverse experiences are reported in these clinical studies or otherwise in connection with the use of these products by patients, this could undermine physician and patient comfort with the products, limit their commercial success, and diminish their acceptance. Even if the results of these studies are positive, the impact on sales of PROVIGIL and GABITRIL may be minimal unless we are able to obtain FDA and foreign medical authority approval to expand the authorized use of these products. FDA regulations limit our ability to communicate the results of additional clinical studies to patients and physicians without first obtaining approval for any expanded uses.

We do not expect to conduct studies for the purpose of requesting an expansion of the authorized use of ACTIQ. Future sales growth, if any, of ACTIQ outside of the treatment of breakthrough cancer pain could come only from physician prescriptions outside this labeled use. Physicians may or may not prescribe ACTIQ for off-label uses and, in any event, sales from such prescriptions may not prove to be significant to our results of operations.

As our products are used commercially, unintended side effects, adverse reactions or incidents of misuse may occur which could result in additional regulatory controls and reduced sales of our products.

Prior to 1999, the use of our products had been limited principally to clinical trial patients under controlled conditions and under the care of expert physicians. The widespread commercial use of our products could produce undesirable or unintended side effects that have not been evident in our clinical trials or the relatively limited commercial use to date. In addition, in patients who take multiple medications, drug interactions could occur that can be difficult to predict. Additionally, incidents of product misuse may occur. These events, among others, could result in additional regulatory controls that could limit the circumstances under which the product is prescribed or even lead to the withdrawal of the product from the market. More specifically, ACTIQ has been approved under regulations concerning drugs with certain safety profiles, under which the FDA has established special restrictions to ensure safe use. Any violation of these special restrictions could lead to the imposition of further restrictions or withdrawal of the product from the market.

We may not be able to maintain adequate protection for our intellectual property or market exclusivity for certain of our products and therefore potential competitors may develop competing products, which could result in a decrease in sales and market share, cause us to reduce prices to compete successfully, and limit our commercial success.

We place considerable importance on obtaining patent protection for new technologies, products and processes. To that end, we file applications for patents covering the composition of matter or uses of our drug candidates or our proprietary processes. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims in such companies' patents. Accordingly, the patents and patent applications relating to our products, product candidates and technologies may be challenged, invalidated or circumvented by third parties and might not protect us against competitors with similar products or technology. Patent disputes are frequent and can preclude commercialization of products. If we ultimately lose any disputes, we could be subject to competition or significant liabilities, we could be required to enter into third party licenses or we could be required to cease using the technology or product in dispute. In addition, even if such licenses are available, the terms of the license requested by the third party could be unacceptable to us.

The composition of matter patent for modafinil expired in 2001. We license or own U.S. and foreign patent rights covering the particles size pharmaceutical composition of modafinil that expire between 2014 and 2015. Ultimately, these particle size patents might be found invalid if challenged by a third party or a potential competitor could develop a competing product or product formulation that would avoid infringement of these patents. If a competitor developed a competing product that avoided infringement, our revenues from our modafinil-based products could be significantly and negatively impacted.

We also rely on trade secrets, know-how and continuing technological advancements to support our competitive position. Although we have entered into confidentiality and invention rights agreements with our employees, consultants, advisors and collaborators, these parties could fail to honor such agreements or we could be unable to effectively protect our rights to our unpatented trade secrets and know-how. Moreover, others could independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how. In addition, many of our scientific and management personnel have been recruited from other biotechnology and pharmaceutical companies where they were conducting research in areas similar to those that we now pursue. As a result, we could be subject to allegations of trade secret violations and other claims.

We may incur additional losses.

The quarter ended September 30, 2001 was our first profitable quarter from commercial operations since inception and our accumulated deficit was $576,691,000 at December 31, 2001. Our losses have resulted principally from costs incurred in research and development, including clinical trials, and from selling, general and administrative costs associated with our operations. In order for us to maintain profitability from commercial operations, we must continue to achieve product and other revenue at or above their current levels. Moreover, our future growth depends, in part, on our ability to obtain regulatory approvals for future products, or for existing products in new indications, and our ability to successfully develop, commercialize, manufacture and market any other product candidates.

Manufacturing, supply and distribution problems may create supply disruptions that could result in a reduction of product sales revenue, and damage commercial prospects for our products.

At our two manufacturing facilities in France, we produce the active drug substance modafinil and certain other commercial products. At our U.S. facility in Salt Lake City, Utah, we manufacture ACTIQ for international markets. For the remainder of our products, we rely on third parties for product manufacturing. In all cases, we must comply with all applicable regulatory requirements of the FDA and foreign authorities, including cGMP regulations. In addition, we must comply with all applicable regulatory requirements of the Drug Enforcement Administration, and analogous foreign authorities for certain products. The facilities used by us and third parties to manufacture, store and distribute our products are subject to inspection by regulatory authorities at any time to determine compliance with regulations. These regulations are complex, and any failure to comply with them could lead to remedial action, civil and criminal penalties and delays in production or distribution of material.

We depend upon sole suppliers for active drug substances contained in our products, including our own French plant that manufactures modafinil, and Abbott Laboratories to manufacture finished commercial supplies of ACTIQ and GABITRIL for the U.S. market. We have two qualified manufacturers, Watson Pharmaceuticals and DSM Pharmaceuticals, for finished commercial supplies of PROVIGIL. The process of changing or adding a manufacturer or changing a formulation requires prior FDA and/or European medical authority approval and is very time-consuming. If we are unable to manage this process effectively, we could face supply disruptions that would result in significant costs and delays, undermine goodwill established with physicians and patients, and damage commercial prospects for our products. We maintain inventories of active drug substances and finished products to protect against supply disruptions. Nevertheless, any disruption in these activities could impede our ability to sell our products and could reduce sales revenue. We also rely on third parties to distribute, provide customer service activities and accept and process returns.

Our activities and products are subject to significant government regulations and approvals, which are often costly and could result in adverse consequences to our business if we fail to comply.

We currently have a number of products that have been approved for sale in either the United States, foreign countries or both. All of our approved products are subject to extensive continuing regulations relating to, among other things, testing, manufacturing, quality control, labeling, and promotion. The failure to comply with any rules and regulations of the FDA or any foreign medical authority, or the post-approval discovery of previously unknown problems relating to our products could result in, among others:

- fines, recalls, or seizures of products;
- total or partial suspension of product sales;
- non-approval of product license applications;
- restrictions on our ability to enter into strategic relationships; and
- criminal prosecution.

It can be both costly and time-consuming for us to comply with these regulations. Additionally, incidents of adverse drug reactions, unintended side effects or misuse relating to our products could result in additional regulatory controls or restrictions, or even lead to withdrawal of the product from the market.

With respect to our product candidates and for new therapeutic indications for our existing products, we conduct research, preclinical testing and clinical trials. We cannot market these product candidates or these new indications in the United States or other countries without receiving approval from the FDA or the appropriate foreign medical authority. The approval process requires substantial time, effort and financial resources, and we may never obtain approval in a timely manner, or at all. We cannot provide you with any assurance that required approvals will be obtained timely or at all. In addition, if the FDA or a foreign medical authority determines that we have not complied with regulations in the research and development of a product candidate or a new indication, they may not grant approval. Without these required approvals, our ability to substantially grow revenues in the future could be adversely affected.

In addition, because PROVIGIL and ACTIQ contain active ingredients that are controlled substances, we are subject to regulation by the DEA and analogous foreign organizations relating to the manufacture, shipment, sale and use of the applicable products. These regulations also are imposed on prescribing physicians and other third parties, making the use of such products relatively complicated and expensive. Future products may contain controlled substances. The increased concern for safety by the FDA and the DEA with respect to products containing controlled substances can result in the imposition of restrictions on marketing or even withdrawal of regulatory approval for such products. In addition, negative publicity may bring about rejection of the product by the medical community. If the DEA, FDA or a foreign medical authority withdrew the approval of, or placed additional significant restrictions on the marketing of any of our products, our products sales and ability to promote our products could be substantially affected.

The failure to successfully operate Group Lafon could negatively impact our results of operations.

The operation of Group Lafon following our December 2001 acquisition involves a number of risks and presents financial, managerial and operational challenges, including:

- diversion of management attention from our existing business and operations;
- difficulty with integration of personnel, and financial and other systems; and
- increased foreign operations that may be difficult to manage, especially since we have limited experience operating in France.

In light of these challenges, we may not be able to successfully manage the operations and personnel of Group Lafon. Customer dissatisfaction or manufacturing, supply, or distribution problems associated with Group Lafon's products could cause our pharmaceutical business in France to underperform relative to our expectations, which could have a material adverse effect on our business. We also could experience financial or other setbacks if Group Lafon's businesses have problems or liabilities of which we were not aware or are substantially greater than we anticipated based on our evaluation of the business prior to the acquisition.

We may not achieve the expected cost savings and other benefits of the Group Lafon acquisition.

In acquiring Group Lafon, we secured worldwide control of the intellectual property, marketing, and manufacturing rights related to modafinil, the active drug substance in PROVIGIL. PROVIGIL accounted for approximately 66% of our total product sales for the year ended December 31, 2001. By consolidating our financial results with those of Group Lafon, we expect to reduce our cost of goods sold related to PROVIGIL from approximately 22% of net sales to approximately 7% of net sales. While the bulk of these expected cost savings result from eliminating the effect of preexisting contractual arrangements between us and Group Lafon, there could be unanticipated costs associated with our operation and management of the Group Lafon business that could limit or eliminate these expected cost savings or other anticipated benefits of the Group Lafon acquisition. As a result, our actual cost savings, if any, and other anticipated benefits could differ from, or their impact could be delayed compared to, our expectations as described herein.

The efforts of government entities and third party payors to contain or reduce the costs of health care may adversely affect our sales and limit the commercial success of our products.

In certain foreign markets, pricing or profitability of pharmaceutical products is subject to various forms of direct and indirect governmental control. In the United States, there have been, and we expect there will continue to be, various proposals to implement similar government controls. The commercial success of our products could be limited if federal or state governments adopt any such proposals. In addition, in the United States and elsewhere, sales of pharmaceutical products depend in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party and government payors increasingly challenge the prices charged for products and limit reimbursement levels offered to consumers for such products. Third party and government payors could focus their cost control efforts on our products, especially with respect to prices of and reimbursement levels for products prescribed outside their labeled indications. In these cases, these efforts could negatively impact sales of and profits, if any, on our products.

We experience intense competition in our fields of interest, which may adversely affect our business.

Large and small companies, academic institutions, governmental agencies, and other public and private research organizations conduct research, seek patent protection, and establish collaborative arrangements for product development in competition with us. Products developed by any of these entities may compete directly with those we develop or sell. The conditions that our products treat, and some of the other disorders for which we are conducting additional studies, are currently treated with several drugs, many of which have been available for a number of years or are available in inexpensive generic forms. With respect to PROVIGIL, there are several other products used for the treatment of narcolepsy in the United States including methylphenidate, and in our other licensed territories, all of which have been available for a number of years and many of which are available in inexpensive generic forms. With respect to ACTIQ, we face competition from inexpensive oral opioid tablets and more expensive but quick-acting invasive (intravenous, intramuscular and subcutaneous) opioid delivery systems. Other technologies for rapidly delivering opioids to treat breakthrough pain are being developed, at least one of which is in clinical trials. With respect to GABITRIL, there are several products, including gabapentin, used as adjunctive therapy for the partial seizure market. Some are well-established therapies that have been on the market for several years while others have recently entered the partial seizure marketplace. In addition, several treatments for partial seizures are available in inexpensive generic forms. Thus we will need to demonstrate to physicians, patients and third party payors that the cost of our products is reasonable and appropriate in the light of their safety and efficacy, the price of competing products and the related health care benefits to the patient. In addition, many of our competitors have substantially greater capital resources, research and development staffs and facilities than we have, and substantially greater experience in conducting clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. These entities represent significant competition for us. In addition, competitors who are developing products for the treatment of neurological or oncological disorders might succeed in developing technologies and products that are more effective than any that we develop or sell or that would render our technology and products obsolete or noncompetitive. Competition and innovation from these or other sources, including advances in current treatment methods, could potentially affect sales of our products negatively or make them obsolete. In addition, we may be at a competitive marketing disadvantage against companies that have broader product lines and whose sales personnel are able to offer more complementary products than we can. Any failure to maintain our competitive position could adversely affect our business and results of operations.

We face significant product liability risks, which may have a negative effect on our financial performance.

The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims whether or not the drugs are actually at fault for causing an injury. Furthermore, our products may cause, or may appear to have caused, serious adverse side effects (including death) or potentially dangerous drug interactions that we may not learn about or understand fully until the drug has been administered to patients for some time. As our products are used more widely and in patients with varying medical conditions, the likelihood of an adverse drug reaction, unintended side effect or incidence of misuse may increase. Product liability claims can be expensive to defend and may result in large judgments or settlements against us, which could have a negative effect on our financial performance. We maintain product liability insurance in amounts we believe to be commercially reasonable, but claims could exceed our coverage limits or purchasing sufficient insurance could be expensive. Even if a product liability claim is not successful, the adverse publicity and time and expense of defending such a claim may interfere with our business.

The results and timing of our research and development activities, including future clinical trials are difficult to predict, subject to future setbacks and, ultimately, may not result in any additional pharmaceutical products, which may adversely affect our business.

In order to remain competitive, we are focused on the search for new pharmaceutical products. These activities include engaging in discovery research and process development, conducting preclinical and clinical studies, and seeking regulatory approval in the United States and abroad. In all of these areas, we have relatively limited resources and compete against larger multinational pharmaceutical companies. Moreover, even if we undertake these activities in an effective and efficient manner, regulatory approval for the sale of new pharmaceutical products remains highly uncertain since the majority of compounds discovered do not enter clinical studies and the majority of therapeutic candidates fail to show the human safety and efficacy necessary for regulatory approval and successful commercialization.

Preclinical testing and clinical trials must demonstrate that a product candidate is safe and efficacious. The results from preclinical testing and early clinical trials may not be predictive of results obtained in subsequent clinical trials, and we cannot be sure that these clinical trials will demonstrate the safety and efficacy necessary to obtain regulatory approval for any product candidates. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. In addition, certain clinical trials are conducted with patients having the most advanced stages of disease. During the course of treatment, these patients often die or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested. Such events can have a negative impact on the statistical analysis of clinical trial results.

The completion of clinical trials of our product candidates may be delayed by many factors, including the rate of enrollment of patients. Neither we nor our collaborators can control the rate at which patients present themselves for enrollment, and the rate of patient enrollment may not be consistent with our expectations or sufficient to enable clinical trials of our product candidates to be completed in a timely manner or at all. In addition, we may not be permitted by regulatory authorities to undertake additional clinical trials for any of our product candidates. Even if such trials are conducted, our product candidates may not prove to be safe and efficacious or receive regulatory approvals. Any significant delays in, or termination of, clinical trials of our product candidates could impact our ability to substantially increase our product sales in the future.

Our research and development and marketing efforts are often dependent on corporate collaborators and other third parties who may not devote sufficient time, resources and attention to our programs, and which may limit our efforts to successfully develop and market potential products.

Because we have limited resources, we have entered into a number of collaboration agreements with other pharmaceutical companies, most importantly with Lundbeck and Sanofi-Synthelabo related to our research efforts in Parkinson's and Alzheimer's disease, and solid tumors, respectively. In some cases our collaboration agreements call for our partners to control:

- the supply of bulk or formulated drugs for commercial use or for use in clinical trials;

- the design and execution of clinical studies;
- the process of obtaining regulatory approval to market the product; and/or
- marketing and selling of any approved product.

In each of these areas, our partners may not support fully our research and commercial interests since our program may compete for time, attention and resources with the internal programs of our corporate collaborators. As such, our program may not move forward as effectively, or advance as rapidly as it might if we had retained complete control of all research, development, regulatory and commercialization decisions. We also rely on several of these collaborators and other third parties for the production of compounds and the manufacture and supply of pharmaceutical products. Additionally, we may find it necessary from time to time to seek new or additional partners to assist us in commercializing our products, though we might not be successful in establishing any such new or additional relationships.

Our product sales and related financial results will fluctuate and these fluctuations may cause our stock price to fall, especially if they are not anticipated by investors.

A number of analysts and investors who follow our stock have developed models to attempt to forecast future product sales and have established earnings expectations based upon those models. These models, in turn, are based in part on estimates of projected revenue and earnings that we disclose publicly. Forecasting revenue growth is difficult, especially when there is little commercial history and when the level of market acceptance of our products is uncertain or, in the case of Group Lafon, when we have just recently acquired a portfolio of products. Forecasting is further complicated by the difficulties in estimating stocking levels at pharmaceutical wholesalers and at retail pharmacies and in estimating potential product returns. As a result, it is likely that there will be significant fluctuations in revenues, which may not meet with market expectations and which also may adversely affect our stock price. There are a number of other factors that could cause our financial results to fluctuate unexpectedly, including:

- the cost of product sales;
- achievement and timing of research and development milestones;
- co-promotion and other collaboration revenues;
- cost and timing of clinical trials;
- marketing and other expenses; and
- manufacturing or supply disruption.

The price of our common stock has been and may continue to be highly volatile.

The market price of our common stock is volatile, and we expect it to continue to be volatile for the foreseeable future. For example, from January 1, 2001 through February 12, 2002, our common stock traded at a high price of $78.880 and a low price of $36.375. Negative announcements, including, among others:

- adverse regulatory decisions;
- disappointing clinical trial results;
- disputes concerning patent or other proprietary rights; or
- operating results that fall below the market's expectations

could trigger significant declines in the price of our common stock. In addition, external events, such as news concerning our competitors, changes in government regulations that may impact the biotechnology or pharmaceutical industries or the movement of capital into or out of our industry, are also likely to affect the price of our common stock.

A portion of our product sales and certain balance sheet items are subject to exchange rate fluctuations in the normal course of business that could adversely affect our reported results of operations.

Historically, a portion of our product sales has been earned in currencies other than the U.S. dollar. As a result of our acquisition of Group Lafon, we expect that the portion of our product sales denominated in the euro and other local currencies will increase. We translate revenue earned from product sales into U.S. dollars at the average exchange rate applicable during the relevant period. A strengthening of the dollar could, therefore, reduce our earnings. Consequently, fluctuations in the rate of exchange between the U.S. dollar and the euro and other local currencies may affect period-to-period comparisons of our operating results. In addition, we may face exposure to the extent that exchange rate fluctuations affect the repayment of certain intercompany indebtedness. Finally, the balance sheet of our foreign operations will be translated into U.S. dollars at the period-end exchange rate. This latter exposure will result in changes to the translated value of assets and liabilities, with the impact of the translation included as a component of stockholders' equity.

We are involved in or may become involved in the future in legal proceedings that, if adversely adjudicated or settled, could materially impact our financial condition.

As a biopharmaceutical company, we are or may become a party to litigation in the ordinary course of our business, including matters alleging employment discrimination, product liability, patent infringement, or breach of commercial contract, among others.

In general, litigation claims can be expensive and time consuming to defend and could result in settlements or damages that could significantly impact results of operations and financial condition. We currently are vigorously defending ourselves against certain litigation matters. However, even if these existing lawsuits were adversely adjudicated or settled, we do not believe there would be a material impact on our results of operations or our financial condition.

Our dependence on key executives and scientists could impact the development and management of our business.

We are highly dependent upon our ability to attract and retain qualified scientific, technical and managerial personnel. There is intense competition for qualified personnel in the pharmaceutical and biotechnology industries, and we cannot be sure that we will be able to continue to attract and retain the qualified personnel necessary for the development and management of our business. Although we do not believe the loss of one individual would materially harm our business, our research and development programs and our business might be harmed by the loss of the services of multiple existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner. Much of the know-how we have developed resides in our scientific and technical personnel and is not readily transferable to other personnel. We do not have employment agreements with any of our key scientific, technical and managerial employees. We do not maintain "key man" life insurance on any of our employees.

We may be required to incur significant costs to comply with environmental laws and regulations and our compliance may limit any future profitability.

Our research and development activities involve the controlled use of hazardous, infectious and radioactive materials that could be hazardous to human health and safety or the environment. We store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes, and we may be required to incur significant costs to comply with both existing and future environmental laws and regulations.

We believe that our safety procedures for handling and disposing of these materials comply with foreign, federal, state and local laws and regulations, but we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of an accident, we could be held liable for any resulting damages, which could include fines and remedial costs. These damages could require payment by us of significant amounts over a number of years, which would be reflected in our results of operations and financial condition.

Anti-takeover provisions may delay or prevent changes in control of our management or deter a third party from acquiring us, limiting our stockholders' ability to profit from such a transaction.

Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock, $0.01 par value, of which 1,000,000 have been reserved for issuance in connection with our stockholder rights plan, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. Our stockholder rights plan could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of Cephalon. We also have adopted a "poison pill" rights plan that will dilute the stock ownership of an acquirer of our stock upon the occurrence of certain events. Section 203, the rights plan, and the provisions of our certificate of incorporation, our bylaws and Delaware corporate law, may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We may be unable to service or repay our substantial indebtedness or other contingencies.

As of December 31, 2001, we had significant levels of indebtedness that, among other things, could make it difficult for us to obtain financing in the future, limit our future flexibility and make us more vulnerable in the event of a downturn in our business. Unless we are able to generate sufficient cash flow from operations to service our indebtedness, we will be required to raise additional funds. Because the financing markets may be unwilling to provide funding to us or may only be willing to provide funding on terms that we would consider unacceptable, we may not have either cash available or be able to obtain funding to permit us to meet our debt service obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We do not hold any derivative financial instruments and we do not engage in any speculative or derivative trading activities. Therefore, our market risk exposure is limited to changes in interest rates and foreign currency fluctuations. Our exposure to market risk for a change in interest rates relates primarily to our investment portfolio, since all of our outstanding debt is fixed rate. Our investments are classified as short-term and as "available for sale." We do not believe that short-term fluctuations in interest rates would materially affect the value of our securities. Prior to our acquisition of Group Lafon, our exposure to market risk for fluctuations in foreign currency has related primarily to the intercompany balance with our U.K. subsidiary. Exchange gains and losses related to amounts due from the U.K. subsidiary have been included in our consolidated statement of operations.

To Cephalon, Inc.:

We have audited the accompanying consolidated balance sheets of Cephalon, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Anesta Corp., a company acquired during 2000 in a transaction accounted for as a pooling-of-interests, as discussed in Note 2. Such statements are included in the consolidated financial statements of Cephalon, Inc. and reflect total revenues of 13 percent in 1999 of the related consolidated revenues. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Anesta Corp., is based solely upon the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Cephalon, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
February 11, 2002 (except with
respect to the matter discussed in Note 3,
as to which the date is March 29, 2002)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Anesta Corp.:

In our opinion, the statements of operations, of stockholder's equity and of cash flows for the year ended December 31, 1999 of Anesta Corp. (not presented separately herein) present fairly, in all material respects, the results of operations and cash flows of Anesta Corp. for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the financial statements of Anesta Corp. for any period subsequent to December 31, 1999.

/s/ PricewaterhouseCoopers LLP

Salt Lake City, Utah
February 18, 2000, except as to the
information presented in Note 14 (which is not
presented herein) for which the date is March 13, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Cephalon, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Cephalon, Inc. and subsidiaries and have issued our report thereon dated February 11, 2002 (except with respect to the matter discussed in Note 3, as to which the date is March 29, 2002). Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is presented for purposes of complying with the Securities and Exchange Commissions' rules and is not part of the basic financial statements. This schedule has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion based on our audit and the report of other auditors, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
February 11, 2002

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 548,727,000	$ 36,571,000
Investments	55,157,000	60,813,000
Receivables, net	75,192,000	21,905,000
Inventory	47,513,000	20,161,000
Other current assets	7,872,000	1,579,000
Total current assets	734,461,000	141,029,000
PROPERTY AND EQUIPMENT, net	64,706,000	29,730,000
GOODWILL	248,911,000	—
INTANGIBLE ASSETS, net	298,269,000	135,794,000
DEBT ISSUANCE COSTS	26,720,000	—
OTHER ASSETS	16,020,000	1,882,000
	$1,389,087,000	$308,435,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 32,200,000	$ 42,950,000
Accounts payable	24,536,000	3,590,000
Accrued expenses	49,370,000	32,758,000
Current portion of deferred revenues	824,000	1,469,000
Total current liabilities	106,930,000	80,767,000
LONG-TERM DEBT	866,589,000	55,138,000
DEFERRED REVENUES	6,042,000	7,151,000
OTHER LIABILITIES	10,795,000	186,000
Total liabilities	990,356,000	143,242,000
COMMITMENTS AND CONTINGENCIES (Note 12)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, 2,500,000 issued and outstanding at December 31, 2000	—	25,000
Common stock, $.01 par value, 100,000,000 shares authorized, 54,909,533 and 42,478,225 shares issued, and 54,685,792 and 42,340,042 shares outstanding	549,000	425,000
Additional paid-in capital	982,123,000	683,004,000
Treasury stock, 223,741 and 138,183 shares outstanding, at cost	(9,523,000)	(4,119,000)
Accumulated deficit	(576,691,000)	(515,543,000)
Accumulated other comprehensive income	2,273,000	1,401,000
Total stockholders' equity	398,731,000	165,193,000
	$1,389,087,000	$308,435,000

The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended December 31, 2001	2000	1999
REVENUES:			
Product sales	$226,132,000	$ 91,637,000	$ 27,602,000
Other revenues	40,511,000	20,153,000	23,832,000
	266,643,000	111,790,000	51,434,000
COSTS AND EXPENSES:			
Cost of product sales	44,946,000	17,768,000	3,921,000
Research and development	84,249,000	68,063,000	54,892,000
Selling, general and administrative	99,615,000	83,725,000	59,665,000
Depreciation and amortization	14,434,000	4,008,000	2,079,000
Royalty pre-payment on revenue-sharing notes	—	6,600,000	—
Merger and integration costs	50,000	13,811,000	—
Acquired in-process research and development	20,000,000	22,200,000	—
	263,294,000	216,175,000	120,557,000
INCOME (LOSS) FROM OPERATIONS	3,349,000	(104,385,000)	(69,123,000)
OTHER INCOME AND EXPENSE			
Interest income	12,170,000	16,903,000	9,491,000
Interest expense	(20,630,000)	(5,189,000)	(8,377,000)
Debt exchange expense	(52,444,000)	—	—
Other expense	(945,000)	(1,073,000)	(236,000)
	(61,849,000)	10,641,000	878,000
LOSS BEFORE DIVIDENDS ON PREFERRED STOCK, EXTRAORDINARY GAIN (CHARGE) AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(58,500,000)	(93,744,000)	(68,245,000)
DIVIDENDS ON CONVERTIBLE EXCHANGEABLE PREFERRED STOCK	(5,664,000)	(9,063,000)	(3,398,000)
LOSS BEFORE EXTRAORDINARY GAIN (CHARGE) AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(64,164,000)	(102,807,000)	(71,643,000)
EXTRAORDINARY GAIN (CHARGE) ON EARLY EXTINGUISHMENT OF DEBT	3,016,000	—	(11,187,000)
CUMULATIVE EFFECT OF ADOPTING STAFF ACCOUNTING BULLETIN 101 (SAB 101)	—	(7,434,000)	—
LOSS APPLICABLE TO COMMON SHARES	$(61,148,000)	$(110,241,000)	$(82,830,000)
BASIC AND DILUTED LOSS PER COMMON SHARE:			
Loss per common share before extraordinary gain (charge) and cumulative effect of adopting SAB 101	$ (1.33)	$ (2.51)	$ (2.00)
Extraordinary gain (charge) on early extinguishment of debt	0.06	—	(0.31)
Cumulative effect of adopting SAB 101	—	(0.19)	—
	$ (1.27)	$ (2.70)	$ (2.31)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	48,292,000	40,893,000	35,887,000

The following data represents pro forma financial results assuming a retroactive adoption of a change in accounting principle (SAB 101):

	2000	1999
Pro forma loss applicable to common shares	$(102,807,000)	$(89,873,000)
Pro forma basic and diluted loss per common share	$ (2.51)	$ (2.50)

The accompanying notes are an integral part of these consolidated financial statements.

CEPHALON, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Comprehensive Loss	Total	Accumulated Deficit	Accumulated Other Comprehensive Income	Common Stock	Preferred Stock	Additional Paid-in Capital	Treasury Stock
BALANCE, JANUARY 1, 1999		$137,621,000	$(322,472,000)	$ (28,000)	$350,000	$ —	$460,258,000	$ (487,000)
Loss	$ (79,432,000)	(79,432,000)	(79,432,000)	—	—	—	—	—
Foreign currency translation	192,000							
Unrealized investment gains	402,000							
Other comprehensive loss	594,000	594,000	—	594,000	—	—	—	—
Comprehensive loss	$ (78,838,000)							
Issuance of common stock		12,000,000	—	—	10,000	—	11,990,000	—
Employee stock purchase plan		92,000	—	—	—	—	92,000	—
Stock options exercised		9,028,000	—	—	8,000	—	9,020,000	—
Stock purchase warrants exercised		26,984,000	—	—	19,000	—	26,965,000	—
Restricted stock award plan		1,023,000	—	—	1,000	—	1,022,000	—
Employee benefit plan		453,000	—	—	1,000	—	452,000	—
Convertible preferred stock issued		120,028,000	—	—	—	25,000	120,003,000	—
Dividends declared on convertible preferred stock		(3,398,000)	(3,398,000)	—	—	—	—	—
Revenue-sharing notes issued		6,593,000	—	—	—	—	6,593,000	—
Treasury stock acquired		(803,000)	—	—	—	—	—	(803,000)
BALANCE, DECEMBER 31, 1999		230,783,000	(405,302,000)	566,000	389,000	25,000	636,395,000	(1,290,000)
Loss	$(101,178,000)	(101,178,000)	(101,178,000)	—	—	—	—	—
Foreign currency translation gain	1,015,000							
Unrealized investment losses	(180,000)							
Other comprehensive income	835,000	835,000	—	835,000	—	—	—	—
Comprehensive loss	$(100,343,000)							
Employee stock purchase plan		78,000	—	—	—	—	78,000	—
Stock options exercised		13,615,000	—	—	11,000	—	13,604,000	—
Stock purchase warrants exercised		26,436,000	—	—	24,000	—	26,412,000	—
Restricted stock award plan		5,625,000	—	—	1,000	—	5,624,000	—
Employee benefit plan		891,000	—	—	—	—	891,000	—
Dividends declared on convertible preferred stock		(9,063,000)	(9,063,000)	—	—	—	—	—
Treasury stock acquired		(2,829,000)	—	—	—	—	—	(2,829,000)
BALANCE, DECEMBER 31, 2000		165,193,000	(515,543,000)	1,401,000	425,000	25,000	683,004,000	(4,119,000)
Loss	$ (55,484,000)	(55,484,000)	(55,484,000)	—	—	—	—	—
Foreign currency translation gain	368,000							
Unrealized investment gains	504,000							
Other comprehensive income	872,000	872,000	—	872,000	—	—	—	—
Comprehensive loss	$ (54,612,000)							
Conversion of preferred stock into common stock		—	—	—	70,000	(25,000)	(45,000)	—
Issuance of common stock upon conversion of convertible notes		262,590,000	—	—	37,000	—	262,553,000	—
Stock options exercised		25,542,000	—	—	13,000	—	27,304,000	(1,775,000)
Stock purchase warrants exercised		2,679,000	—	—	2,000	—	2,677,000	—
Restricted stock award plan		5,349,000	—	—	2,000	—	5,347,000	—
Employee benefit plan		1,283,000	—	—	—	—	1,283,000	—
Dividends declared on convertible preferred stock		(5,664,000)	(5,664,000)	—	—	—	—	—
Treasury stock acquired		(3,629,000)	—	—	—	—	—	(3,629,000)
BALANCE, DECEMBER 31, 2001		$398,731,000	$(576,691,000)	$2,273,000	$549,000	$ —	$982,123,000	$(9,523,000)

The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Loss	$ (55,484,000)	$(101,178,000)	$(79,432,000)
Adjustments to reconcile loss to net cash provided by (used for) operating activities:			
Cumulative effect of adoption of SAB 101	—	7,434,000	—
Depreciation and amortization	14,434,000	3,945,000	2,063,000
Non-cash interest expense	5,158,000	—	2,823,000
Stock-based compensation expense	6,632,000	6,516,000	1,476,000
In-process research and development expense	20,000,000	—	—
Debt exchange expense	52,444,000	—	—
Non-cash (gain) charge on early extinguishment of debt	(3,016,000)	—	5,687,000
Loss on disposals of property, plant, and equipment	167,000	—	—
Other	14,000	—	—
(Increase) decrease in operating assets, net of effect of acquisition:			
Receivables	(30,434,000)	(13,689,000)	(1,270,000)
Inventory	(8,918,000)	(15,903,000)	(4,220,000)
Other current assets	(3,198,000)	417,000	(2,078,000)
Other long-term assets	(3,935,000)	1,785,000	(2,115,000)
Increase (decrease) in operating liabilities, net of effect of acquisition:			
Accounts payable	10,310,000	(3,041,000)	1,595,000
Accrued expenses	9,928,000	12,635,000	4,337,000
Deferred revenues	(1,754,000)	(1,392,000)	2,051,000
Other long-term liabilities	(74,000)	(4,021,000)	712,000
Net cash provided by (used for) operating activities	12,274,000	(106,492,000)	(68,371,000)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(12,481,000)	(7,462,000)	(1,029,000)
Acquistion of Group Lafon, net of cash acquired	(447,717,000)	—	—
Acquistion of intangible assets	(21,063,000)	(56,627,000)	—
Sales and maturities (purchases) of investments, net	6,200,000	186,449,000	(162,772,000)
Net cash (used for) provided by investing activities	(475,061,000)	122,360,000	(163,801,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of preferred stock	—	—	120,028,000
Proceeds from issuance of common stock	—	—	12,000,000
Proceeds from exercises of common stock options, warrants and employee stock purchase plan	28,221,000	39,448,000	36,034,000
Payments to acquire treasury stock	(3,629,000)	(2,829,000)	(803,000)
Net proceeds from issuance of long-term debt	1,009,080,000	—	30,500,000
Preferred dividends paid	(6,797,000)	(9,063,000)	(2,265,000)
Principal payments on and retirements of long-term debt	(52,300,000)	(32,766,000)	(1,989,000)
Net cash provided by (used for) financing activities	974,575,000	(5,210,000)	193,505,000
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	368,000	1,015,000	192,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	512,156,000	11,673,000	(38,475,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	36,571,000	24,898,000	63,373,000
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 548,727,000	$ 36,571,000	$ 24,898,000
Supplemental disclosures of cash flow information:			
Cash payments for interest	14,092,000	4,352,000	4,191,000
Non-cash investing and financing activities:			
Capital lease additions	360,000	2,067,000	931,000
Long-term debt	—	80,846,000	—
Conversion of convertible notes into common stock	217,000,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Cephalon is an international biopharmaceutical company dedicated to the discovery, development and marketing of products to treat sleep disorders, neurological disorders, cancer and pain. In addition to conducting an active research and development program, we market three products in the United States and a number of products in various countries throughout Europe. We are headquartered in West Chester, Pennsylvania and have offices in Salt Lake City, Utah, France, the United Kingdom, Germany and Switzerland. Our research and development headquarters are located in the United States. We operate manufacturing facilities in France for the production of modafinil, which is the active drug substance found in our PROVIGIL and MODIODAL products, and for which we have worldwide control of the intellectual property, marketing and manufacturing rights.

Principles of Consolidation

The consolidated financial statements include the results of our operations and our wholly owned subsidiaries. Intercompany transactions have been eliminated. In October 2000, we completed a merger with Anesta Corp. in a transaction accounted for as a pooling-of-interests. In December 2001, we acquired all of the outstanding shares of capital stock of Financiere Lafon S.A. and Organisation de Synthese Mondiale Orsymonde S. A. (collectively, Group Lafon) in a transaction accounted for as a purchase. See Note 2.

Translation of Foreign Financial Statements

In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," assets and liabilities of our foreign subsidiaries are translated at the year-end rate of exchange and the operating statements are translated at the average rate of exchange for the year. Gains or losses from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity. Transaction gains and losses are included in other income (expenses) in the results of operations. The transaction loss for the years ended December 31, 2001 and 2000 was $546,000 and $1,073,000, respectively; amounts in prior years are not material.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Investments

Cash equivalents include investments in liquid securities with original maturities of three months or less from the date of purchase. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we consider our investments to be "available for sale." We classify these investments as short-term and carry them at fair market value. Unrealized gains and losses have been recorded as a separate component of stockholders' equity. As of December 31, 2001 and 2000, we had $752,000 and $248,000, respectively, of unrealized gains on our investments. All realized gains and losses on our available for sale securities are recognized in results of operations.

Inventory

Inventory is stated at the lower of cost or market value using the first-in, first-out, or FIFO, method.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to forty years. Property and equipment under capital leases are depreciated or amortized over the shorter of the lease term or the expected useful life of the assets. Expenditures for maintenance and repairs are charged to expense as incurred, while major renewals and betterments are capitalized.

Fair Value of Financial Instruments

The carrying values of cash, cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate the respective fair values. None of our debt instruments that were outstanding as of December 31, 2001 have readily ascertainable market values; however, management believes that the carrying values approximate the respective fair values.

Revenue Recognition

For the year ended December 31, revenues consisted of the following:

	2001	2000	1999
Product sales:			
PROVIGIL	$150,305,000	$ 72,089,000	$25,370,000
ACTIQ	51,197,000	15,169,000	2,232,000
GABITRIL	24,630,000	4,379,000	—
Total product sales	226,132,000	91,637,000	27,602,000
Other revenues	40,511,000	20,153,000	23,832,000
Total revenues	$266,643,000	$111,790,000	$51,434,000

Product sales are recognized upon shipment of product and are recorded net of estimated reserves for contractual allowances, discounts and returns. Contractual allowances result from sales under contracts with managed care organizations and government agencies. The reserve for contractual allowances is based on an estimate of prescriptions to be filled for individuals covered by government agencies and managed care organizations with whom we have contracts. The reserve for product returns is determined by reviewing the history of each product's returns and by utilizing reports purchased from external, independent sources which produce prescription data, wholesale stocking levels and wholesale sales to retail pharmacies. This data is reviewed to monitor product movement through the supply chain to identify remaining inventory in the supply chain that may result in chargebacks or returns. The reserves are reviewed at each reporting period and adjusted to reflect data available at that time. To the extent our estimate of contractual allowances is inaccurate, we will adjust the reserve which will impact the amount of product sales revenue recognized in the period of the adjustment. Product returns are permitted with respect to unused pharmaceuticals based on expiration dating of our product. To date, product returns have not been material and, as a result, we decreased the reserve for returns in 2000 and recognized $4,370,000 in related PROVIGIL revenue.

Product royalty expense is recognized concurrently with the recognition of product revenue. Royalty expense included in cost of sales, was $16,050,000, $6,322,000 and $2,320,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Revenue from collaborative agreements may consist of up-front fees, on going research and development funding and milestone payments. Effective January 1, 2000, we adopted the SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). In accordance with SAB 101, non-refundable up-front fees are deferred and amortized to revenue over the related performance period. We estimate our performance period based on the specific terms of each collaborative agreement, but actual performance may vary. We adjust the performance periods based upon available facts and circumstances. Periodic payments for research and development activities are recognized over the period that we perform the related activities under the terms of the agreements. Revenue resulting from the achievement of milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Costs incurred related to collaborative agreements were $21,771,000, $15,445,000 and $16,793,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001, we have recorded $6,866,000 of deferred revenues of which $824,000 is classified as current. These deferred revenues will be recognized over future periods in accordance with the revenue recognition policies mentioned above.

Research and Development

All research and development costs are charged to expense as incurred.

Impairment of Long-Lived Assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), if indicators of impairment exist, we assess the recoverability of the affected long-lived assets, which include property and equipment and intangible assets, by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we measure the amount of such impairment by comparing the carrying value of the assets to the present value of the expected future cash flows associated with the use of the asset. Management believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and, accordingly, we have not recognized any impairment losses through December 31, 2001.

Other Comprehensive Income (Loss)

We follow SFAS No. 130, "Reporting Comprehensive Income." This statement requires the classification of items of other comprehensive income (loss) by their nature and disclosure of the accumulated balance of other comprehensive income (loss), separately within the equity section of the balance sheet.

Loss Per Common Share

Basic loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period. For the years ended December 31, 2001, 2000, and 1999, diluted loss per common share is the same as basic loss per common share since the calculation of diluted loss per share excludes stock options, restricted stock awards, warrants and the conversion of convertible preferred stock and convertible notes because the inclusion would be antidilutive.

Stock-based Compensation

We account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost is not required to be recognized for options granted to employees and directors at the then fair market value. We follow the disclosure requirements with respect to fair value measurement methods of options issued to employees and directors prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation."

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2001, the FASB finalized SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which are effective for fiscal years beginning after December 15, 2001. SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. SFAS 142 no longer requires the amortization of goodwill; rather, goodwill will be subject to a periodic assessment for impairment by applying a fair-value-based test. In addition, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. Such acquired intangible assets will be amortized over their estimated useful lives or contractual lives as appropriate.

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 changes the accounting for long-lived assets by requiring that all long-lived assets be measured at the lower of the carrying amount or fair value less cost to sell whether included in reporting continuing operations or in discontinued operations. SFAS 144, which replaces SFAS 121, "Accounting for Impairment of Long-Lived Assets and for Assets to be Disposed of," is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have an impact on our financial position or results of operations.

2. MERGERS AND ACQUISITIONS

Anesta Corp.

On October 10, 2000, we completed a merger with Anesta Corp. under which we acquired all of the outstanding shares of Anesta in a tax-free, stock-for-stock transaction. Under the terms of the merger agreement, each stockholder of Anesta received 0.4765 shares of our common stock for each share of Anesta common stock. The merger has been accounted for as a pooling-of-interests and, accordingly, all of our prior period consolidated financial statements have been restated to include the results of operations, financial position, and cash flows of Anesta. Information concerning common stock, employee stock plans, and per share data has been restated on an equivalent share basis. There were no material adjustments required to conform the accounting policies of the two companies. Certain amounts of Anesta have been reclassified to conform to our reporting practices.

The reconciliations of revenues, loss from continuing operations, and loss applicable to common shares of Cephalon and Anesta for the periods prior to the merger are as follows. Amounts for the nine months ended September 30, 2000 have been restated to give effect to the implementation of SAB 101 in the fourth quarter of 2000 retroactively to January 1, 2000.

	Nine Months Ended September 30, 2000	Year Ended December 31, 1999
Revenues:		
Cephalon	$ 61,442,000	$ 44,919,000
Anesta	9,654,000	6,515,000
Combined	$ 71,096,000	$ 51,434,000
Loss from continuing operations:		
Cephalon	$(27,373,000)	$(58,757,000)
Anesta	(13,359,000)	(9,488,000)
Combined	$(40,732,000)	$(68,245,000)
Loss applicable to common shares:		
Cephalon	$(34,170,000)	$(73,342,000)
Anesta	(13,359,000)	(9,488,000)
Combined	$(47,529,000)	$(82,830,000)

In connection with the merger, we recorded merger and integration costs of $13,811,000 in the fourth quarter of 2000. The categories of costs incurred, the actual cash payments made in 2001 and 2000, and the accrued balances at December 31, 2001 and 2000 are as follows:

	Total	Amounts paid in 2000	Accrued at December 31, 2000	Amounts paid or reversed in 2001	Accrued at December 31, 2001
Cash costs:					
Merger costs	$ 8,752,000	$8,752,000	$ —	$ —	$—
Integration costs	4,585,000	507,000	4,078,000	4,078,000	—
Total—cash costs	13,337,000	$9,259,000	$4,078,000	$4,078,000	$—
Non-cash costs	474,000				
Total costs	$13,811,000				

Merger costs of $8,752,000 include investment banking, legal, accounting, printing, and other direct costs of the merger. All such amounts were incurred and paid in 2000. Integration costs of $4,585,000 represent severance payments made to employees whose responsibilities were deemed redundant due to the merger. Integration costs of $3,769,000 and $507,000 were paid in 2001 and 2000, respectively. The remaining accrued integration costs of $309,000 were credited to merger and integration costs in the fourth quarter of 2001. The non-cash costs of $474,000 generally relate to write-offs of fixed assets and intangibles rendered obsolete due to the merger.

Group Lafon

On December 28, 2001, we completed our acquisition of the outstanding shares of capital stock of Group Lafon.

With this acquisition, we control worldwide rights to our product PROVIGIL. The acquisition is expected to increase our product sales, significantly improve gross margins for PROVIGIL by eliminating payments to Group Lafon, improve profitability and provide us with an important research, commercial and manufacturing infrastructure in France.

The results of operations for Group Lafon have not been included in our consolidated statements since operations between the acquisition date and December 31, 2001 were immaterial.

The purchase price consisted of approximately $457,000,000. The purchase price was funded in part by the proceeds of our December 11, 2001 offering of $600,000,000 of our 2.50% convertible subordinated notes. Of the purchase price, $450,000,000 was paid in cash to the sellers, $8,500,000 represents transaction costs of the acquisition and severance payments for the involuntary termination of a Group Lafon employee, and $1,500,000 represents an estimate of the amount expected to be refunded by the seller under the terms of the acquisition agreement. At December 31, 2001, $6,413,000 of the $8,500,000 transaction costs were accrued, and the $1,500,000 was recorded as a receivable in our consolidated balance sheets. All such amounts are expected to be paid or received in 2002.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is based in part on estimates and is subject to refinement.

	At December 31, 2001
Current assets	$ 63,407,000
Property, plant and equipment	25,281,000
Intangible assets	148,000,000
Acquired in-process research and development	20,000,000
Goodwill	248,911,000
Other assets	4,898,000
Total assets acquired	510,497,000
Current liabilities	(38,148,000)
Other liabilities	(15,349,000)
Total liabilities assumed	(53,497,000)
Net assets acquired	$457,000,000

Of the $148,000,000 of acquired intangible assets, $16,000,000 was assigned to trademarks and tradenames with an estimated useful life of 15 years with the remaining $132,000,000 assigned to developed technology for existing pharmaceutical products with a weighted average estimated useful life of approximately 14 years. The $248,911,000 of goodwill was assigned to the European pharmaceutical segment.

In accordance with SFAS 142, goodwill is not amortized, but will be subject to a periodic assessment for impairment by applying a fair-value-based test. None of this goodwill is expected to be deductible for income tax purposes.

In connection with the acquisition of Group Lafon, we allocated approximately $20,000,000 of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows related to the incomplete research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and the research and development in progress had no alternative future uses. Accordingly, these costs were charged to expense as of the acquisition date.

At the acquisition date, Group Lafon's ongoing research and development initiatives included next-generation Modiodal drug delivery technologies; a Phase IV clinical trial for Fonzylane; CRL 41789, an innovative anti-depressant drug candidate ready for Phase II clinical trials; and several other ongoing research and development projects.

At the acquisition date, Group Lafon had spent approximately $10,000,000 on the in-process research and development projects, and expected to spend significantly more to complete all phases of the research and development. Completion dates for the development work are anticipated to range from 2004 through 2006, at which time we expect to begin benefiting from the developed technologies. The estimated revenues for the in-process projects were expected to peak within 10-12 years of acquisition.

In determining the purchase price allocation, management considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions, as well as project risks. The value assigned to purchased in-process technology was determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projections used to value the in-process research and development were, in some cases, reduced based on the probability of developing a new drug, and considered the relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Cephalon and our competitors. The resulting net cash flows from such projects are based on management's estimates of cost of sales, operating expenses, and income taxes from such projects.

The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the projected growth and profitability of the developmental projects, discount rates ranging from 25 to 40 percent were considered appropriate for the in-process research and development. These discount rates were commensurate with the projects' stage of development and the uncertainties in the economic estimates described above.

If these projects are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. Additionally, the value of other acquired intangible assets may become impaired. We believed that the foregoing assumptions used in the in-process research and development analysis were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will transpire as estimated.

The following unaudited pro forma information shows the results of the our operations for the years ended December 31, 2001 and 2000 as though the acquisition had occurred as of the beginning of the years presented:

	For the years ended December 31,	
	2001	2000
Total revenues	$364,691,000	$ 217,678,000
Net loss before cumulative effect of accounting change	$ (73,333,000)	$(106,371,000)
Net loss	$ (73,333,000)	$(113,805,000)
Basic and diluted net loss per common share:		
Before cumulative effect of accounting change	$ (1.52)	$ (2.60)
Net loss	$ (1.52)	$ (2.78)

The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisition taken place as of the beginning of the periods presented, or the results that may occur in the future. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisition.

In connection with the acquisition, we recorded merger and acquisition costs of $359,000 in the fourth quarter of 2001. These amounts represent negotiation and consulting costs that were incurred during this period.

3. JOINT VENTURE

In December 2001, we formed a joint venture with unaffiliated third party investors to fund additional commercial activities in support of PROVIGIL and GABITRIL in the United States. In exchange for our transfer to the joint venture of certain intellectual property and other rights related to these two products, we received a Class B interest, representing a 50% interest in the joint venture. In exchange for its contribution of $50,000,000 in cash to the joint venture, the investors received Class A interests, also representing a 50% interest in the joint venture.

On March 29, 2002, we acquired the investors' Class A interests and ended the joint venture by issuing to the investors, through a private placement, $55,000,000 aggregate principal amount of 3.875% convertible subordinated notes due March 2007. The notes are convertible into our common stock, at the option of the holder, at a price of $70.36 per share.

As of December 31, 2001, the $50,000,000 investors' Class A interest was recorded on our balance sheet as a liability, and the joint venture's cash balance of $50,000,000 was included in our balance of cash and cash equivalents.

The purchase of the investors' Class A interests in the joint venture will result in the recognition of a $7,100,000 extraordinary charge during the first quarter of 2002, which includes the write-off of $4,600,000 of costs capitalized in connection with the formation of the joint venture. In addition, our statement of operations for the three months ended March 31, 2002 will include certain charges totaling approximately $7,000,000 related to the operations of the joint venture.

4. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

	For the years ended December 31,		
	2001	2000	1999
Revenues from major customers:			
Pharmaceutical wholesaler #1	$ 55,515,000	$10,910,000	$ 4,743,000
Pharmaceutical wholesaler #2	$ 98,805,000	$27,933,000	$10,569,000
Pharmaceutical wholesaler #3	$ 67,869,000	$19,379,000	$10,100,000
Total	$222,189,000	$58,222,000	$25,412,000

Three pharmaceutical wholesalers accounted for approximately 98%, 64% and 92% of revenues from product sales for the years ended December 31, 2001, 2000 and 1999, respectively. During 2001, two major wholesalers merged their businesses. These same three pharmaceutical wholesalers represented 58% and 38% of net receivables at December 31, 2001 and 2000, respectively. We control credit risk through credit approvals, credit limits and by performing ongoing credit evaluations of our customers. The loss of one of these customers could have a material adverse effect on our business.

5. CASH, CASH EQUIVALENTS AND INVESTMENTS

At December 31, cash, cash equivalents and investments consisted of the following:

	2001	2000
Cash and cash equivalents:		
Demand deposits	$ 4,364,000	$10,730,000
Repurchase agreements	155,817,000	18,213,000
U.S. government agency obligations	79,985,000	—
Commercial paper	245,158,000	6,628,000
Asset backed securities	4,636,000	—
Bonds	58,767,000	—
Certificates of deposit	—	1,000,000
	548,727,000	36,571,000
Short-term investments (at market value):		
U.S. government agency obligations	8,076,000	13,569,000
Commercial paper	17,135,000	17,940,000
Asset backed securities	2,878,000	15,289,000
Bonds	26,068,000	12,315,000
Certificates of deposit	1,000,000	1,700,000
	55,157,000	60,813,000
	$603,884,000	$97,384,000

The contractual maturities of our investments in cash, cash equivalents, and investments at December 31, 2001 are as follows:

Less than one year	$565,952,000
Greater than one year but less than two years	8,581,000
Greater than two years but less than three years	29,401,000
	$603,884,000

Some of our lease agreements contain covenants that obligate us to maintain minimum cash and investment balances.

6. RECEIVABLES

At December 31, receivables consisted of the following:

	2001	2000
Trade receivables	$40,790,000	$14,951,000
Reserve for sales discounts, returns and allowances	(6,826,000)	(1,890,000)
Receivables from collaborations	16,438,000	6,913,000
Other receivables	24,790,000	1,931,000
	$75,192,000	$21,905,000

7. INVENTORY

At December 31, inventory consisted of the following:

	2001	2000
Raw material	$19,666,000	$ 6,401,000
Work-in-process	7,632,000	5,325,000
Finished goods	20,215,000	8,435,000
	$47,513,000	$20,161,000

8. PROPERTY AND EQUIPMENT

At December 31, property and equipment consisted of the following:

	Lives	2001	2000
Land and improvements		$ 3,370,000	$ 850,000
Buildings and improvements	10-40 years	39,554,000	27,647,000
Laboratory, machinery and other equipment	3-10 years	36,099,000	19,604,000
Construction in progress		6,736,000	534,000
		85,759,000	48,635,000
Less accumulated depreciation and amortization		(21,053,000)	(18,905,000)
		$64,706,000	$29,730,000

Depreciation and amortization expense was $2,979,000, $2,266,000, and $2,079,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

9. INTANGIBLE ASSETS

At December 31, intangible assets consisted of the following:

	2001	2000
Developed technology acquired from Lafon	$132,000,000	$ —
Trademarks/tradenames acquired from Lafon	16,000,000	—
GABITRIL product rights	92,648,000	71,982,000
Novartis CNS product rights	41,641,000	41,641,000
ACTIQ marketing rights	29,114,000	23,850,000
	311,403,000	137,473,000
Less accumulated amortization	(13,134,000)	(1,679,000)
	$298,269,000	$135,794,000

In March 2000, we agreed to purchase the U.S. marketing rights to ACTIQ from Abbott, for payments totaling $23,850,000. In 2001, we increased the basis of this asset by $5,264,000, which represents the net present value of future minimum royalty payments due to Abbott through 2005 under the purchase. See Note 11. This asset is being amortized substantially over the 10-year life of the marketing rights acquired.

In October 2000, we purchased the product rights to market and sell GABITRIL in the United States from Abbott, effective December 23, 2000, for payments totaling $100,000,000. In connection with the acquisition of GABITRIL product rights, we allocated $22,200,000 of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows related to the incomplete research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and the research and development in progress had no alternative future uses. Accordingly, these costs were charged to expense as of the acquisition date.

At the acquisition date, we were committed to completing advanced clinical studies for GABITRIL and developing additional uses for the drug. Ongoing and proposed projects included plans to develop GABITRIL for additional indications including the treatment of neuropathic pain, spasticity, headaches, and other conditions.

At the acquisition date, approximately $5,000,000 had been incurred toward completion of the in-process research and development projects, and we expected to spend an additional $25,000,000 to complete clinical testing and maintain the product. Initial results from the project completed in 2001 are expected to be released in 2002, at which time we expect to begin benefiting from the developed technologies. However, development is expected to continue in these areas for a period of three to five years.

In determining the purchase price allocation, management considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions, as well as project risks. The value assigned to purchased in-process projects was determined by estimating the costs to develop the acquired technologies into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. Estimated sales growth and operating expenses were based on management's experience with other GABITRIL indications, and were consistent in all material respects with the historical data.

The rate utilized to discount the net cash flows to their present value was based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the projected growth and profitability of the developmental projects, a discount rate of 25% was considered appropriate for the in-process research and development. This rate is substantially higher than our overall weighted average cost of capital due to the additional risks associated with completing the ongoing clinical trials.

If these projects are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. Additionally, the value of other acquired intangible assets may become impaired. We believed that the foregoing assumptions used in the in-process research and development analysis were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will transpire as estimated.

We recorded an intangible asset of $71,982,000 at December 31, 2000 which represents the net present value of the payments using an incremental borrowing rate of 7.50%, less the $22,200,000 allocated to acquired in-process research and development. This asset is being amortized over the 15-year estimated useful life of the intangible asset acquired.

In December 2001, we acquired expanded rights to GABITRIL from Sanofi-Synthélabo and Novo Nordisk A/S, the developer of the product, for $20,666,000. Under the agreements, we assumed rights to GABITRIL worldwide, excluding Canada, Latin America and Japan, countries that were not included in Sanofi-Synthélabo territory under its 1997 license with Novo Nordisk A/S. This intangible asset will be amortized over the 14-year estimated useful life of the product rights acquired.

In November 2000, we entered into a collaboration agreement with Novartis to consolidate the sales and marketing efforts of four Novartis CNS products with PROVIGIL in the United Kingdom, effective January 1, 2001, for payments totaling approximately $45,000,000. We recognized an intangible asset of $41,641,000, which represents the net present value of the payments using an incremental borrowing rate of 7.50%. This asset is being amortized over the 10-year life of the agreement. Under the terms of the agreement, the companies will share the financial outcome generated from the sale of the five products in the United Kingdom.

Amortization of intangible assets was $11,455,000 and $1,679,000 for the years ended December 31, 2001 and 2000, respectively.

10. ACCRUED EXPENSES

At December 31, accrued expenses consisted of the following:

	2001	2000
Accrued compensation and benefits	$ 9,042,000	$ 6,532,000
Accrued professional and consulting fees	3,384,000	3,822,000
Accrued clinical trial fees and related expenses	8,397,000	6,582,000
Accrued payments associated with revenue sharing notes	—	2,200,000
Accrued license fees and royalties	9,199,000	5,489,000
Accrued merger and integration expenses	6,413,000	4,078,000
Accrued dividends on preferred stock	—	1,133,000
Accrued interest	2,789,000	—
Other accrued expenses	10,146,000	2,922,000
	$49,370,000	$32,758,000

11. LONG-TERM DEBT

At December 31, long-term debt consisted of the following:

	2001	2000
Capital lease obligations	$ 2,852,000	$ 2,342,000
Mortgage and building improvement loans	12,085,000	14,900,000
Joint venture restructuring	50,000,000	—
Convertible notes	783,000,000	—
Notes payable/Other	13,460,000	—
Due to Abbott/Novartis	37,392,000	80,846,000
Total debt	898,789,000	98,088,000
Less current portion	(32,200,000)	(42,950,000)
Total long-term debt	$866,589,000	$55,138,000

Aggregate maturities of long-term debt for the next five years are as follows: 2002—$32,200,000; 2003—$63,251,000; 2004—$8,390,000; 2005—$2,551,000; 2006—$784,938,000, 2007 and thereafter—$7,459,000.

Capital Lease Obligations

We currently lease certain property and laboratory, production and computer equipment with a cost of $10,469,000. Under the terms of the lease agreements, we must maintain a minimum balance in unrestricted cash and investments of $30,000,000 or deliver to the lessor an irrevocable letter of credit in the amount of the then outstanding balance due on all equipment leased under the agreements. At December 31, 2001, the balance due under the lease agreements was $2,852,000. Our lease agreements provide us with an option to purchase the leased equipment at the conclusion of the lease.

Mortgage and Building Improvement Loans

In March 1995, we purchased the buildings housing our administrative offices and research facilities in West Chester, Pennsylvania for $11,000,000. We financed the purchase through the assumption of an existing $6,900,000 first mortgage and from $11,600,000 in state funding provided by the Commonwealth of Pennsylvania. The first mortgage has a 15-year term with an annual interest rate of 9.625%. The state funding has a 15-year term with an annual interest rate of 2%. The state loans contained a provision that would have allowed the rate on the loans to be increased to prime plus 2% if we did not meet targets for hiring new employees in Pennsylvania by the end of 1999. We were accruing interest at this higher rate over the life of the loan. Although we did not meet the hiring target, in April 2000, we and the Commonwealth reached an agreement under which the Commonwealth waived the interest penalty. As a result, we recognized interest income in 2000 for the interest differential of $4,008,000 that was previously accrued. The loans require annual aggregate principal and interest payments of $1,800,000. The loans are secured by the buildings and by all our equipment located in Pennsylvania that is otherwise unsecured.

In July 2001, we paid $1,667,000 to retire a variable-rate term note payable.

Joint Venture

In connection with our joint venture, $50,000,000 in cash received from the Investor was recorded as a liability as of December 31, 2001.

Revenue Sharing Notes

In February 1999, we completed a private placement of $30,000,000 of revenue-sharing notes. In connection with the notes, we issued warrants to purchase 1,945,000 shares of common stock at an exercise price of $10.08 per share. The estimated fair value of the warrants of $6,593,000 was recorded as a discount to the notes and amortized over the term on the notes as interest expense. In December 1999, the notes were restructured whereby the maturity of the notes was accelerated and the principal was increased to include a $5,500,000 prepayment penalty, and, as a result, we recorded a loss in 1999 on the extinguishment of the notes of $11,187,000, which includes the prepayment penalty, the write-off of deferred financing costs and the amortization of the remaining debt discount of $5,687,000. The notes were retired during the first quarter of 2000 for an aggregate cash payment of $35,500,000. The former holders of the notes were to receive a payment of 6% of U.S. net sales of PROVIGIL through December 31, 2001. Under an amendment dated October 31, 2000, we agreed to pay the noteholders $6,600,000 and, in exchange, the noteholders agreed to relinquish royalty payments on all PROVIGIL net sales occurring after December 31, 2000. As of December 31, 2000, $2,200,000 was included in accrued expenses related to this royalty relinquishment.

Subordinated Convertible Notes

In the second quarter of 2001, we completed a private placement of $400,000,000 of 5.25% convertible subordinated notes due May 2006. Debt issuance costs of $14,364,000 have been capitalized in other assets and are being amortized over the term of the notes. Interest on the notes is payable each May 1 and November 1. The notes are convertible, at the holder's option, into our common stock at a conversion price of $74.00 per share, subject to adjustment in certain circumstances. We may redeem the notes on or after May 5, 2003. Prior to that date, we may redeem the notes if our common stock price exceeds 150% of the conversion price for a specified period of time. Upon early redemption, we are required to pay interest that would have been due up through May 5, 2003.

During the fourth quarter of 2001, certain note holders approached us, and we agreed, to exchange $217,000,000 of the outstanding notes into 3,691,705 shares of our common stock. We recognized debt exchange expense of $52,444,000 in the fourth quarter of 2001 relating to these early exchanges in accordance with SFAS No. 84, "Induced Conversion of Convertible Debt."

In December 2001, we completed a private placement of $600,000,000 of 2.50% convertible subordinated notes due December 2006. Debt issuance costs of $21,250,000 have been capitalized in other assets and are being amortized over the term of the notes. Interest on the notes is payable each June 15 and December 15, beginning June 15, 2002. The notes are convertible into our common stock at a conversion price of $81.00 per share, subject to adjustment in certain circumstances. We may redeem the notes on or after December 20, 2004.

Notes Payable/Other

In December 2001, we acquired Group Lafon, which included the assumption of $13,460,000 of notes payable, bank debt and outstanding amounts under lines of credit. These amounts have fixed and variable interest rates ranging from 4.2% to 6.0% at December 31, 2001 and are payable through 2008.

Due to Abbott/Novartis

In October 2000, we agreed to purchase the product rights to market and sell GABITRIL in the United States from Abbott for payments totaling $100,000,000 due through 2004, of which $40,000,000 was paid immediately. At December 31, 2000, we recognized $54,182,000 which represents the net present value of the remaining $60,000,000 obligation based on an incremental borrowing rate of 7.5%. In May 2001, we made a payment of $24,000,000.

In March 2000, we purchased the U.S. marketing rights to ACTIQ from Abbott for payments totaling $23,850,000. In 2001, we recognized $5,264,000, less a payment of $397,000, as the net present value of future minimum royalty payments due to Abbott through 2005 under the purchase agreement based on an incremental borrowing rate of 5.0%.

In November 2000, we entered into a collaboration agreement with Novartis to consolidate the sales and marketing efforts of four Novartis CNS products with PROVIGIL in the United Kingdom. In connection with this agreement, we agreed to pay Novartis approximately $45,000,000, of which approximately $15,000,000 was paid immediately and approximately $30,000,000 was due in various installments through 2002. We recognized $26,664,000 at December 31, 2000 as the net present value of the remaining payments based on an incremental borrowing rate of 7.5%. In May 2001, we paid $24,438,000 to Novartis to satisfy our outstanding obligation and recorded an extraordinary gain on the early extinguishment of debt of $3,016,000.

12. COMMITMENTS AND CONTINGENCIES

Leases

We lease certain of our offices and automobiles under operating leases. Lease expense under all operating leases totaled $3,275,000, $2,242,000, and $2,721,000 in 2001, 2000, and 1999, respectively. We will continue to lease office space and automobiles under operating leases. Under these leases, we will pay rent of approximately $3,000,000 per year in 2002 and 2003, $2,500,000 in 2004 and $2,100,000 in 2005.

Related Party

—Cephalon Clinical Partners, L.P.

In August 1992, we exclusively licensed our rights to MYOTROPHIN for human therapeutic use within the United States, Canada and Europe to Cephalon Clinical Partners, L.P. (CCP). Development and clinical testing of MYOTROPHIN is performed on behalf of CCP under a research and development agreement with CCP.

CCP has granted us an exclusive license to manufacture and market MYOTROPHIN for human therapeutic use within the United States, Canada and Europe in return for royalty payments equal to a percentage of product sales and a milestone payment of approximately $16,000,000 that will be made if MYOTROPHIN receives regulatory approval.

We have a contractual option, but not an obligation, to purchase all of the limited partnership interests of CCP, which is exercisable upon the occurrence of certain events following the first commercial sale of MYOTROPHIN. If, and only if, we decide to exercise this purchase option, we would make an advance payment of approximately $40,275,000 in cash or, at our election, approximately $42,369,000 in shares of common stock or a combination thereof. Should we discontinue development of MYOTROPHIN, or if we do not exercise this purchase option, our license will terminate and all rights to manufacture or market MYOTROPHIN in the United States, Canada and Europe will revert to CCP, which may then commercialize MYOTROPHIN itself or license or assign its rights to a third party. In that event, we would not receive any benefits from such commercialization, license or assignment of rights.

Legal Proceedings

In August 1999, the U.S. District Court for the Eastern District of Pennsylvania entered a final order approving the settlement of a class action in which plaintiffs alleged that statements made about the results of certain clinical studies of MYOTROPHIN were misleading. A related complaint has been filed with the Court by a small number of plaintiffs who decided not to participate in the settlement. This related complaint alleges that we are liable under common law for misrepresentations concerning the results of the MYOTROPHIN clinical trials, and that we and certain of our current and former officers and directors are liable for the actions of persons who allegedly traded in our common stock on the basis of material inside information. We believe that we have valid defenses to all claims raised in this action. Even if there is a judgment against us, we do not believe it will have a material adverse effect on our financial condition or results of operations.

In February 2001, a complaint was filed in Utah state court by Zars, Inc. and one of its research scientists, against us and our subsidiary Anesta Corp. The plaintiffs are seeking a declaratory judgment to establish their right to develop transdermal or other products containing fentanyl and other pharmaceutically active agents under a royalty and release agreement between Zars and Anesta. The complaint also asks for unspecified damages for breach of contract, interference with economic relations, defamation and slander. We believe that we have valid defenses to all claims raised in this action. In any event, we do not believe any judgment against us will have a material adverse effect on our financial condition or results of operations.

We are a party to certain other litigation in the ordinary course of our business, including matters alleging employment discrimination, product liability and breach of commercial contract. However, we are vigorously defending ourselves in all of these actions and do not believe these matters, even if adversely adjudicated or settled, would have a material adverse effect on our financial condition or results of operations.

13. STOCKHOLDERS' EQUITY

Convertible Exchangeable Preferred Stock

During the third quarter of 1999, we completed a private offering to institutional investors of 2,500,000 shares of convertible exchangeable preferred stock at $50 per share. Proceeds from the offering, net of fees and expenses, totaled $120,028,000. Dividends on the preferred stock were payable quarterly and were cumulative at the annual rate of $3.625 per share. We recognized $5,664,000, $9,063,000 and $3,398,000 of preferred dividends during 2001, 2000 and 1999, respectively. The preferred stock was convertible into an aggregate of approximately 6,975,000 shares of our common stock at a conversion price of $17.92 per share, subject to adjustment in certain circumstances.

In May 2001, the holders of 2,344,586 shares of the 2,500,000 shares outstanding of our convertible exchangeable preferred stock converted their preferred shares into an aggregate of 6,541,394 shares of our common stock. As an inducement to the holders to convert their preferred stock prior to August 2001, when we were initially permitted to redeem the preferred stock, we agreed to pay immediately all dividends accrued through the date of conversion as well as all dividends that would have accrued on the converted shares through the August 2001 redemption date. In the second quarter of 2001, we recorded an additional $1,063,000 of dividend expense associated with the early conversion. In September 2001, the remaining 155,414 shares of our convertible exchangeable preferred stock were converted into an aggregate of 433,604 shares of our common stock.

Equity Compensation Plans

We have established the Stock Option Plan and the Equity Compensation Plans for our employees, directors and certain other individuals. All grants and terms are authorized by the Compensation Committee of our Board of Directors. We may grant either non-qualified or incentive stock options under the plans, and also may grant restricted stock awards under the Equity Compensation Plan. The options and restricted stock awards generally become exercisable or vest ratably over four years from the grant date, and the options must be exercised within ten years of the grant date.

The following tables summarize the aggregate option activity under the plans for the years ended December 31:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, January 1,	5,253,730	$28.44	4,601,272	$17.07	4,761,915	$14.43
Granted	2,035,100	70.32	1,796,200	49.69	1,008,143	24.43
Exercised	(1,339,380)	19.71	(945,023)	15.16	(792,989)	11.61
Canceled	(341,855)	31.88	(198,719)	22.76	(375,797)	15.07
Outstanding, December 31,	5,607,595	$45.36	5,253,730	$28.44	4,601,272	$17.07
Exercisable at end of year	1,937,125	$22.91	2,360,358	$17.95	2,404,025	$15.74
Weighted average fair value of options granted during the year		$25.69		$29.25		$15.25

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$6.00-$17.99	1,286,392	5.8	$10.69	1,070,868	$11.12
$18.00-$60.00	2,329,903	7.7	42.88	859,757	37.27
$60.01-$71.96	1,991,300	9.9	70.65	6,500	67.31
	5,607,595	8.0	$45.36	1,937,125	$22.91

In December 2001, the 2000 Equity Compensation Plan was amended to increase the number of shares subject to the annual grants awarded under all of the plans by 1,100,000 shares. At December 31, 2001, 266,109 shares were available for future grants under all of the plans.

During 2001, 2000, and 1999, we received net proceeds of $25,542,000, $12,934,000, and $8,958,000, respectively, from the exercise of stock options. During 2001, some stock options were exercised by tendering mature shares as consideration for the exercise price, resulting in the recording of $1,775,000 of treasury stock.

The following table summarizes restricted stock award activity for the years ended December 31:

	2001	2000	1999
Outstanding, January 1,	446,850	496,700	280,425
Granted	—	119,200	355,550
Vested	(150,650)	(146,725)	(83,300)
Canceled	(27,325)	(22,325)	(55,975)
Outstanding, December 31,	268,875	446,850	496,700
Compensation expense recognized	*$5,349,000*	*$5,625,000*	*$1,023,000*

We have opted to disclose only the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as they pertain to financial statement recognition of compensation expense attributable to option grants. As such, no compensation cost has been recognized for our stock option plans. If we had elected to recognize compensation cost based on the fair value of stock options as prescribed by SFAS 123, the pro forma loss and loss per share amounts would have been as follows:

	For the years ended December 31,		
	2001	2000	1999
As reported			
Loss applicable to common shares	$(61,148,000)	$(110,241,000)	$(82,830,000)
Basic and diluted loss per share	$ (1.27)	$ (2.70)	$ (2.31)
Pro forma			
Loss applicable to common shares	$(86,886,000)	$(116,971,000)	$(92,306,000)
Basic and diluted loss per share	$ (1.80)	$ (2.86)	$ (2.57)

The fair value of the options granted during 2001, 2000 and 1999 were estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	2001	2000	1999
Risk free interest rate	4.56%	5.87%	5.89%
Expected life	6 years	6 years	6 years
Expected volatility	27%	56%	56%
Expected dividend yield	0%	0%	0%

Warrants

The following table summarizes warrant activity for the years ended December 31:

	2001	2000	1999
Outstanding, January 1,	265,800	2,779,000	2,886,140
Granted	—	—	1,945,000
Exercised	(265,800)	(2,513,200)	(1,958,291)
Expired	—	—	(93,849)
Outstanding, December 31,	—	265,800	2,779,000

At December 31, 2001, no warrants to purchase common stock remained outstanding.

During 1999 investors in CCP exercised warrants to purchase 1,958,291 shares of common stock. Proceeds associated with these exercises totaled $26,984,000. All outstanding warrants associated with CCP expired on August 31, 1999.

The private placement of the revenue-sharing notes in 1999 included the issuance of warrants, expiring March 1, 2004, to purchase 1,945,000 shares of our common stock at an exercise price of $10.08 per share. During 2000, warrants to purchase 1,679,200 shares of common stock at an exercise price of $10.08 per share were exercised. During 2001, warrants to purchase the remaining 265,800 shares of common stock at an exercise price of $10.08 were exercised.

In February 1994, Chiron was issued a warrant to purchase 750,000 shares of common stock with an exercise price of $18.50 per share. Chiron exercised this warrant in 2000.

In April 1997, we issued warrants to purchase 84,000 shares of our common stock at an exercise price of $24.77 per share to the placement agent in connection with the private placement of senior convertible notes. These warrants were exercised in 2000.

Qualified Savings and Investment Plan

We have a profit sharing plan pursuant to section 401(k) of the Internal Revenue Code whereby eligible employees may contribute up to 15% of their annual salary to the plan, subject to statutory maximums. The plan provides for discretionary matching contributions by us in cash or a combination of cash and shares of our common stock. Our contribution for the years 1999 through 2001 was 100% of the first 6% of employee salaries contributed in the ratio of 50% cash and 50% Cephalon stock. We contributed $2,985,000, $1,837,000, and $1,369,000, in cash and common stock to the plan for the years 2001, 2000, and 1999, respectively. Prior to the merger (see Note 2), Anesta had a 401(k) Plan whereby eligible employees were able to contribute up to 25% of their annual salary to the plan. Anesta had the option of making discretionary contributions equal to 25% of participant contributions up to 6% of participant compensation. Anesta contributed $58,000 and $53,000 for the years 2000 and 1999, respectively.

Employee Stock Purchase Plan

In November 1993, Anesta adopted the Employee Stock Purchase Plan authorizing the issuance of 250,000 shares pursuant to purchase rights granted to employees of Anesta. Participants could elect to use up to 10% of their compensation to purchase Anesta's common stock at the end of each year at a price equal to 85% of the lower of the beginning or ending stock price in the plan period. This plan terminated in October 2000 upon the merger of Cephalon and Anesta (see Note 2).

Pro forma Aggregate Conversions or Exercises

At December 31, 2001, the conversion or exercise of outstanding options, and convertible subordinated notes into shares of Cephalon common stock in accordance with their terms would increase the outstanding number of shares of common stock by approximately 15,489,000 shares, or 28%.

Preferred Share Purchase Rights

In November 1993, our Board of Directors declared a dividend distribution of one right for each outstanding share of common stock. In addition, a right attaches to and trades with each new issue of our common stock. Each right entitles each registered holder, upon the occurrence of certain events, to purchase from us a unit consisting of one one-hundredth of a share of our Series A Junior Participating Preferred Stock, or a combination of securities and assets of equivalent value, at a purchase price of $90.00 per unit, subject to adjustment.

14. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the bases of assets and liabilities recognized for financial reporting and income tax purposes, and operating loss and tax credit carryforwards. Significant components of our net deferred taxes as of December 31 are as follows:

	2001	2000
Net operating loss carryforwards	$140,536,000	$130,218,000
Capitalized research and development expenditures	69,505,000	52,452,000
Federal research and development tax credits	12,833,000	9,903,000
Acquired product rights and intangible assets	7,544,000	—
Reserves	2,776,000	754,000
Deferred revenue	2,783,000	3,311,000
Other—net	5,901,000	630,000
Total deferred tax assets	241,878,000	197,268,000
Valuation allowance	(241,878,000)	(197,268,000)
Net deferred tax assets	$ —	$ —

The deferred tax asset valuation allowance increased by $44,610,000 during the year. This increase is primarily the result of our analysis of the likelihood of realizing the future tax benefit of tax loss carryforwards and additional temporary differences. A valuation allowance was established for 100% of the deferred tax assets, as realization of the tax benefits is not assured.

At December 31, 2001, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $344,139,000 that will begin to expire in 2003, and state net operating losses of approximately $147,620,000 that will expire in varying years starting in 2001. We also have international net operating loss carryforwards of approximately $19,115,000 with indefinite expirations dates. The net operating loss carryforwards differ from the accumulated deficit principally due to differences in the recognition of certain research and development expenses for financial and federal income tax reporting. Federal research tax credits of $12,833,000 are available to offset future tax payments, and begin to expire in 2003. The amount of U.S. federal net operating loss carryforwards which can be utilized in any one period will be limited by federal income tax regulations since a change in ownership as defined in Section 382 of the Internal Revenue Code occurred in the prior years. We do not believe that such limitation will have a material adverse impact on the utilization of our carryforwards.

15. SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2001 Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
Statement of Operations Data:				
Total revenues	$ 79,550,000	$83,822,000	$56,199,000	$ 47,072,000
Gross profit on product sales	54,037,000	59,612,000	35,013,000	32,524,000
Income (loss) before dividends and extraordinary gain on early extinguishment of debt	(64,545,000)	21,577,000	(5,990,000)	(9,542,000)
Dividends on preferred stock	—	(70,000)	(3,328,000)	(2,266,000)
Extraordinary gain on early extinguishment of debt	—	—	3,016,000	—
Income (loss) applicable to common shares	$(64,545,000)	$21,507,000	$ (6,302,000)	$(11,808,000)
Basic income (loss) per common share:				
Income (loss)	$ (1.23)	$ 0.43	$ (0.19)	$ (0.28)
Extraordinary gain on early extinguishment of debt	—	—	0.06	—
	$ (1.23)	$ 0.43	$ (0.13)	$ (0.28)
Weighted average number of shares outstanding	52,422,000	50,269,000	47,725,000	42,732,000
Diluted income (loss) per common share:				
Income (loss)	$ (1.23)	$ 0.40	$ (0.19)	$ (0.28)
Extraordinary gain on early extinguishment of debt	—	—	0.06	—
	$ (1.23)	$ 0.40	$ (0.13)	$ (0.28)
Weighted average number of shares Outstanding-assuming dilution	52,422,000	53,412,000	47,725,000	42,732,000

	2000 Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
Statement of Operations Data:				
Total revenues	$ 40,694,000	$ 28,056,000	$ 23,385,000	$ 19,655,000
Gross profit on product sales	26,669,000	18,838,000	14,219,000	14,143,000
Loss before dividends and cumulative effect of a change in accounting principle	(53,012,000)	(15,030,000)	(13,342,000)	(12,360,000)
Dividends on preferred stock	(2,266,000)	(2,266,000)	(2,265,000)	(2,266,000)
Cumulative effect of adopting Staff Accounting Bulletin 101(SAB 101)	—	—	—	(7,434,000)
Loss applicable to common shares	$(55,278,000)	$(17,296,000)	$(15,607,000)	$(22,060,000)
Basic and diluted loss per common share:				
Loss	$ (1.32)	$ (0.42)	$ (0.39)	$ (0.37)
Cumulative effect of adopting SAB 101	—	—	—	(0.19)
	$ (1.32)	$ (0.42)	$ (0.39)	$ (0.56)
Weighted average number of shares outstanding	41,801,000	41,298,000	40,427,000	39,141,000

16. SEGMENT AND SUBSIDIARY INFORMATION

On December 28, 2001, we completed our acquisition of Group Lafon. As a result, we now have significant sales, manufacturing, and research operations conducted by several subsidiaries located in Europe. In 2001 and prior years, European operations were immaterial. United States product sales accounted for 98%, 97% and 98% of total product sales for the years ended December 31, 2001, 2000 and 1999, respectively.

The following summarized information presents our long-lived assets by geographic segment. The summarized information of the European subsidiaries has been prepared from the books and records maintained by each subsidiary. The results of operations for Group Lafon have not been included in our consolidated statements since operations between the acquisition date and December 31, 2001 were immaterial.

We have determined that all of our operations have similar economic characteristics and may be aggregated into a single segment for reporting purposes. Information concerning our geographic operations is provided below.

Long-lived assets at December 31, 2001:

United States	$206,697,000
Europe	447,929,000
Total	$654,626,000

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

COMPANY PROFILE

Cephalon is a leading biopharmaceutical company specializing in drugs to help treat and manage neurological and sleep disorders as well as cancer and pain. Committed to providing patients and the medical community with innovative treatments that improve quality of life, Cephalon diligently pursues opportunities for growth through its own proprietary research and acquisitions.

Cephalon employs approximately 1,200 people in the United States and Europe. U.S. sites include the company's headquarters in West Chester, Pennsylvania, and offices and manufacturing facilities in Salt Lake City, Utah. Cephalon's major European offices are located in Guilford, England, and at Laboratoire L. Lafon in Maisons-Alfort, France. Founded in 1987, Cephalon has evolved into one of the world's fastest growing biotech companies.

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CORPORATE INFORMATION

DIRECTORS

Frank Baldino, Jr., Ph.D.
Chairman & Chief Executive Officer
Cephalon, Inc.

William P. Egan
Managing General Partner
Burr, Egan, Deleage & Company

Robert J. Feeney, Ph.D
Former General Partner
Hambrecht & Quist
Life Science Technology Fund

Martyn D. Greenacre
Former Chairman
Delsys Pharmaceutical Corp.

Charles A. Sanders, M.D.
Former Chairman & CEO
Glaxo, Inc.

Horst Witzel, Dr.-Ing
Former Chairman
Schering AG

EXECUTIVE OFFICERS

Frank Baldino, Jr., Ph.D.
Chairman & Chief Executive Officer

Paul Blake, MB, FRCP, FCP, FFPM
Senior Vice President, Clinical Research
& Regulatory Affairs

J. Kevin Buchi
Senior Vice President & Chief Financial Officer

Peter E. Grebow, Ph.D.
Senior Vice President, Business Development

John E. Osborn, Esq.
Senior Vice President, General Counsel &
Secretary

Robert P. Roche, Jr.
Senior Vice President, Pharmaceutical
Operations

Carl A. Savini
Senior Vice President, Human Resources

Jeffry L. Vaught, Ph.D.
Senior Vice President & President, Research
& Development

SCIENTIFIC & MEDICAL ADVISORY BOARD

Stanley H. Appel, M.D.
Baylor College of Medicine

Arthur K. Asbury, M.D.
University of Pennsylvania School of Medicine

Robert L. Barchi, M.D., Ph.D.
University of Pennsylvania Medical Center

Bruce A. Chabner, M.D.
Massachusetts General Hospital

Stanley Cohen, Ph.D. (retired)
Vanderbilt University School of Medicine

Steven T. DeKosky, M.D.
University of Pittsburgh Medical Center

John T. Isaacs, M.D.
Johns Hopkins Oncology Center

Richard T. Johnson, M.D.
Johns Hopkins Hospital

Robert Y. Moore, M.D., Ph.D.
University of Pittsburgh

Robert H. Roth, Ph.D.
Yale University School of Medicine

CORPORATE HEADQUARTERS

Cephalon, Inc.
145 Brandywine Parkway
West Chester, PA 19380
610-344-0200

INVESTOR RELATIONS

Cephalon invites stockholders, security analysts, representatives of the financial community and members of the business media to contact:

investorrelations@cephalon.com
610-738-6376
145 Brandywine Parkway
West Chester, PA 19380 USA

Interested parties may obtain news and information about the company and its financial performance on the Internet at www.cephalon.com.

SEC FORM 10-K

The company's Form 10-K as filed with the U.S. Securities and Exchange Commission is available without charge by contacting Cephalon's Investor Relations office at 610-738-6376.

COMMON STOCK LISTING AND PRICE RANGE

The common stock of Cephalon is traded on the Nasdaq National Market System under the symbol CEPH. The following table lists the high and low trading prices for Cephalon common stock as reported by Nasdaq.

	2001		2000	
	High	Low	High	Low
4th Quarter	$78.40	$47.05	$63.38	$40.13
3rd Quarter	73.92	43.40	83.63	36.50
2nd Quarter	72.80	39.50	66.88	32.50
1st Quarter	64.50	36.38	74.38	29.88

There were 679 stockholders of record on March 20, 2002.

TRANSFER AGENT AND REGISTRAR

Stock Trans, Inc.
44 W. Lancaster Avenue
Ardmore, PA 19003
www.stocktrans.com
610-649-7300

Cephalon's transfer agent offers a variety of stockholder services, including:
-Change of address
-Lost stock certificates
-Stock transfer
-Account consolidation

ANNUAL MEETING

Cephalon stockholders are invited to attend our annual meeting, which is scheduled to be held at 9:30 a.m. on May 15, 2002, at Cephalon's Corporate Headquarters, 145 Brandywine Parkway, West Chester, Pennsylvania.

INDEPENDENT AUDITORS

Arthur Andersen LLP
1601 Market Street
Philadelphia, PA 19103

DIVIDENDS

The company has not paid any cash dividends on its common stock since its inception.

TRADEMARKS

PROVIGIL is a registered trademark of Genelco, S.A., a subsidiary of Cephalon, Inc.

GABITRIL is a registered trademark of Cephalon, Inc.

ACTIQ is a registered trademark of Anesta Corp., a subsidiary of Cephalon, Inc.

Cephalon, the tagline, and the "C" logo are registered trademarks of Cephalon, Inc.

TEGRETOL, RITALIN, ANAFRANIL and LIORESAL are registered trademarks of Novartis Pharma AG

APOKINON is a registered trademark of Laboratoire Aguettant SA

XILOPAR is a registered trademark of Elan Pharma International Limited

OTRASEL is a registered trademark of Elan Pharma International Limited

MODIODAL, FONZYLANE, SPASFON AND OLMIFON are registered trademarks of Laboratoire L. Lafon, a subsidiary of Cephalon, Inc.

Cephalon

WWW.CEPHALON.COM